MANAGEMENT'S DISCUSSION AND ANALYSIS FOR THE YEAR ENDED DECEMBER 31, 2017

SSR Mining Inc.	MD&A Year-End 2017 | 1

CONTENTS

1	Fourth Quarter and Full Year 2017 Highlights
2	Outlook
3	Business Overview
4	Results of Operations
5	Review of Projects and Mineral Reserves and Mineral Resources
6	Review of Annual Financial Results
7	Quarterly Financial Review
8	Financial Instruments and Related Risks
9	Risks and Uncertainties
10	Non-GAAP and Additional GAAP Financial Measures
11	Critical Accounting Policies and Estimates
12	Internal Control over Financial Reporting and Disclosure Controls and Procedures
13	Cautionary Notes Regarding Forward-Looking Statements and Mineral Reserves and Mineral Resources Estimates

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Management's Discussion and Analysis of the Financial Position and Results of Operations for the Year Ended December 31, 2017

This Management's Discussion and Analysis ("MD&A") is intended to supplement the audited consolidated financial statements of SSR Mining Inc., formerly Silver Standard Resources Inc., ("we", "us" or "our") for the year ended December 31, 2017, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB").

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of February 22, 2018, and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2017.

Additional information, including our most recent Annual Information Form and Annual Report on Form 40-F is available on SEDAR at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission ("SEC") website at www.sec.gov.

This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained in Section 13. We use certain non-GAAP and additional GAAP financial measures in this MD&A which are described in Section 10. We use Mineral Reserves and Mineral Resources classifications in this MD&A, which differ significantly from the classifications required by the SEC as set out in the cautionary note contained in Section 13.

1.FOURTH QUARTER AND FULL YEAR 2017 HIGHLIGHTS

▪
Strong financial performance: Generated cash from operations of $144.7 million in 2017 and increased our cash position by $132.7 million to $459.9 million. Generated net income of $71.5 million or $0.58 per share and adjusted net income of $40.1 million or $0.34 per share.

▪
Achieved annual production and cost guidance: Met or exceeded initial guidance for the sixth consecutive year by delivering gold equivalent production of over 370,000 ounces at cash costs of $703 and AISC of $972 per payable gold equivalent ounce sold in 2017.

▪
Continued our track record of Mineral Reserves increases at Marigold and Seabee: Successful exploration activities in 2017 increased gold Mineral Reserves, after depletion, at the Marigold mine by 350,000 ounces to 3.2 million ounces and at the Seabee Gold Operation by 80,000 ounces to 440,000 ounces, the latter at 21% higher average gold grade.

▪
Delivered record annual gold production at Seabee: The mine achieved the highest annual production in its 27-year history, producing 83,998 ounces of gold in 2017, at the upper end of our upwardly revised annual guidance. Annual cash costs and AISC were $602 and $843 per payable ounce of gold sold, respectively.

▪
Strong production at Marigold: Delivered quarterly gold production of 52,768 ounces, 36% higher than the third quarter of 2017, resulting in annual production of 202,240 ounces of gold in 2017. Reported annual cash costs of $647 per payable ounce of gold sold, at the lower end of our improved guidance, and AISC of $896 per payable gold ounce sold.

▪
Exceeded annual production guidance at Puna Operations: Exceeded the upper end of our upwardly revised annual production guidance with 6.2 million ounces of silver produced, reflecting strong performance of stockpiles processed. Annual cash costs were $13.07 per payable silver ounce sold, at the lower end of annual guidance. Reported AISC of $14.30 per payable silver ounce sold.

▪
Extended Pirquitas operating life: Formed Puna Operations joint venture, extending the anticipated Pirquitas operating life by eight years. Received approval of the Environmental Impact Assessment for the Chinchillas project in 2017 with development activities now underway.

▪
Enhanced financial strength: Generated $36 million of cash in the fourth quarter of 2017, our ninth consecutive quarter of increasing cash for total liquidity of more than $640 million, including marketable securities and our revolving credit facility.

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2.OUTLOOK

This section of the MD&A provides management's production, cost, capital, exploration and development expenditure estimates for 2018. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in Section 13. Cash costs per payable ounce of gold and silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 10.
For the full year 2018, we expect:

Operating Guidance		Marigold mine	Seabee Gold Operation	Puna Operations (75% interest)(4)
Gold Production	oz	190,000 - 210,000	85,000 - 92,000	—
Silver Production	Moz	—	—	3.0 - 4.4
Silver Production (attributable)	Moz	—	—	2.3 - 3.3
Lead Production	Mlb	—	—	7.0 - 12.5
Lead Production (attributable)	Mlb	—	—	5.3 - 9.4
Zinc Production	Mlb	—	—	5.5 - 7.5
Zinc Production (attributable)	Mlb	—	—	4.1 - 5.6
Cash Cost per Payable Ounce Sold (1)	$/oz	725 - 775	560 - 610	12.50 - 15.00
Sustaining Capital Expenditures (2)	$M	35	10	10
Capitalized Stripping / Capitalized Development	$M	15	9	10
Exploration Expenditures (3)	$M	9	9	1

(1)
We report the non-GAAP financial measure of cash costs per payable ounce of gold and silver sold to manage and evaluate operating performance at our operations. See “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

(2)	Sustaining capital expenditures for Puna Operations exclude initial capital expenditures related to the development of the Chinchillas project.

(3)	Includes capitalized and expensed exploration expenditures.

(4)	Shown on a 100% basis unless otherwise indicated.

On a consolidated basis, at the mid-point of guidance, we expect to produce 340,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $715 and $770 per ounce. On an attributable basis, we expect to produce 325,000 gold equivalent ounces in 2018 at gold equivalent cash costs of between $705 and $760 per ounce.

Marigold production is expected to remain at or near the levels achieved in 2017 as the mine benefits from sustaining higher mining rates and expanded leach pad infrastructure. Due to the ongoing positive operating performance, cash cost guidance of $725 to $775 per payable gold ounce is materially lower than that forecast in the 5-year Outlook published in September 2016. Sustaining capital expenditures are expected to total approximately $35 million including $18 million for maintenance and purchase of mobile fleet and $10 million for leach pad construction and pumping upgrades. Quarterly production is expected to range between 40,000 ounces and 60,000 ounces of gold during the year. Production in the first quarter is expected to be near the lower end and production in the fourth quarter near the upper end of the range, due to higher amount of gold ounces stacked in the first half of the year and faster leaching in the second half of the year associated with the new leach pad. Capitalized stripping is expected to total $15 million with the majority to be incurred in the second half of the year as the mine commences stripping the next phase of the Mackay pit.

Since the release of our Outlook in early January and in addition to the above, we have approved the purchase of four 300 tonne class haul trucks for Marigold at a cost of $22 million for expected service in the third quarter of 2018. Upon review of the Mineral Reserves added in 2017 that identified a wider and deeper mining phase within the Mackay pit, the truck purchase accommodates the required longer haul distances and stripping requirements while utilizing available loading capacity. Although the additions to the trucking fleet will not change the production profile significantly from that presented in the 5-Year Outlook, these purchases are expected to increase production capacity to enable potential increased annual production of over 250,000 ounces in 2022 and facilitate the mining of the increased Mineral Reserves identified in 2017.

At the Seabee Gold Operation, we expect to build on the mine’s record 2017 operating performance and continue the implementation of the development and expansion scenario contemplated in the Preliminary Economic Assessment (the "PEA"), which was published in October 2017. Our focus remains on increasing production from the Santoy mine to support higher mill throughput levels and lower unit costs. The original Seabee mine is expected

SSR Mining Inc.	MD&A Year-End 2017 | 4

to be closed by mid-2018 after remnant ore extraction and removal of infrastructure, contributing in part to the lower unit costs. Gold production is expected to increase by approximately 5% while cash costs per payable ounce of gold is expected to further decline.

Sustaining capital expenditures of $10 million at the Seabee Gold Operation include additions to the underground and surface mobile equipment fleet, tailings expansion and upgrade to site camp infrastructure to support the longer mine life, all expenditures contemplated in the PEA. Capitalized development of $9 million is principally related to Santoy decline development and to establish stations for underground definition and exploration drilling.

With the receipt of permits in December 2017 to construct the Chinchillas project, Puna Operations will complete development of this deposit in 2018 to materially extend its operating life. Consistent with the pre-feasibility study on this high return project, project development expenditures are expected to total $81 million, with $70 million remaining to be invested in 2018. Our 75% share of project capital before VAT is, therefore, $53 million for 2018. First ore delivery to the Pirquitas mill is expected in the second half of 2018 with sequential ramp up through the remaining months of 2018. Once Chinchillas ore is being processed, Puna Operations will produce lead-silver and zinc concentrates. The operation is expected to produce between 3.0 million and 4.4 million ounces of silver in 2018, with approximately 1.6 million ounces of production anticipated in the first half of the year based solely on processing of stockpiles and Chinchillas production anticipated in the second half of 2018.

Due to the success of our 2016 and 2017 exploration programs and consistent with our strategy to invest in our assets, we are increasing exploration investment at the Marigold mine and Seabee Gold Operation to $9 million at each asset. Marigold mine exploration will target infill drilling of higher grade zones within the Mackay pit and commence a more focused program on the Red Dot deposit among additional ongoing programs. The Seabee Gold Operation exploration programs are focused in three areas, including infill drilling and exploration at Santoy Gap, exploration on the Seabee land package for new deposits, including follow-up on the 2017 Carr project results, and initial drill programs on the Fisher property. Exploration at Puna Operations, SIB, Perdito and other projects as well as property holding costs amount to $10 million for a total exploration and development investment of $28 million in 2018.

Gold equivalent figures for our 2018 operating guidance are based on gold-to-silver ratio of 73:1. Cash costs and capital expenditures guidance is based on an oil price of $60 per barrel and exchange rate of 1.25 Canadian dollar ("CAD") to U.S. dollar ("USD").

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3.BUSINESS OVERVIEW

Strategy

We are a resource company focused on the operation, acquisition, exploration and development of precious metal resource properties located in the Americas. We have three producing mines and a portfolio of precious metal dominant projects located throughout the Americas. Our focus is on safe, profitable gold and silver production from our Marigold mine in Nevada, U.S., our Seabee Gold Operation in Saskatchewan, Canada, and our 75% owned Puna Operations in Jujuy, Argentina.

Corporate summary

SSR Mining is equipped with an experienced management team of mine-builders and operators with proven capabilities. We have an enviable balance sheet with $459.9 million in cash and cash equivalents and $114.0 million in marketable securities as at December 31, 2017. We are committed to delivering safe production through relentless emphasis on Operational Excellence. We are also focused on growing production and Mineral Reserves through the exploration and acquisition of assets for accretive growth, while maintaining financial strength.

On March 31, 2017, we resolved our outstanding export duty liability in Argentina and entered into the tax moratorium system which converted the export duty liability to Argentine pesos ("ARS"). We have agreed to pay approximately ARS 1 billion, of which we paid 5% upon entry and the balance will be in equal installments over 60 months. Outstanding ARS amounts are subject to interest at a rate of 1.5% per month.

On May 31, 2017, we completed a joint venture, called Puna Operations Inc. ("Puna Operations"), comprised of our Pirquitas property and Golden Arrow Resources Corporation's ("Golden Arrow") Chinchillas property of which we own 75% and we are the operator.

Effective August 1, 2017, we changed our name to SSR Mining Inc. from Silver Standard Resources Inc. to better reflect our business focus as a precious metals producer.

On September 7, 2017, we reported positive results of a PEA for the Seabee Gold Operation, which provides a mine expansion scenario. The PEA contemplates near-term production growth, extends production to 2024, expands operating margins and improves processing plant performance while requiring low capital investment. We filed a technical report titled “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” in support of the PEA, which is available on SEDAR at www.sedar.com, the EDGAR section of the SEC website at www.sec.gov and on our website. The PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

On December 27, 2017, we announced that we had received approval of the Environmental Impact Assessment ("EIA") from the Argentine regulatory authorities for Puna Operations' Chinchillas project in Jujuy Province, Argentina. Development activities commenced, with first ore feed to the Pirquitas mill expected in the second half of 2018. Priority development activities include initiating the earthworks projects at Chinchillas and commencing construction activities at Pirquitas, as well as pioneering works for pre-stripping at the Chinchillas deposit.

During 2017, we sold 7.9 million common shares of Pretium Resources Inc. ("Pretium"), realizing pre-tax cash proceeds of $68.6 million. At December 31, 2017, we held 9.04 million common shares, representing approximately 4.99% of Pretium. Subsequent to year-end, we divested of an additional 3.6 million shares of Pretium for pre-tax proceeds of approximately $25.0 million.

During 2017, we also completed the sale of our Berenguela exploration project in Peru.

On January 1, 2018, we appointed Ms. Elizabeth A. Wademan and Mr. Simon A. Fish, to our Board of Directors with the objective to strengthen the Board's expertise in the areas of international capital markets and legal and corporate governance.

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Market overview

Metal prices

Precious metals prices are an important driver of our profitability. Precious metals prices in 2017 were comparable to 2016, with gold averaging $1,257 per ounce and silver averaging $17.05 per ounce, compared to $1,251 per ounce and $17.10 per ounce, respectively. Precious metals prices in the fourth quarter of 2017 were comparable to the third quarter of 2017 at an average price of $1,275 per ounce of gold and $16.70 per ounce of silver. Gold price closed at $1,291 per ounce and silver at $16.86 per ounce on December 31, 2017. Gold prices have increased above $1,300 per ounce subsequent to year end.

The principal factors impacting precious metals prices in the fourth quarter were the uncertainty of future movement of the U.S. interest rates and expectations of rising inflation. Additionally, there is uncertainty resulting from high geopolitical risk and trade protectionism.

Currency and commodity markets

In 2017, the CAD strengthened by 5%, averaging 1.27 CAD per 1 USD, compared to 1.33 CAD per 1 USD in 2016. The USD to CAD exchange rate remained at levels comparable with the end of the third quarter. During the fourth quarter, the CAD averaged approximately at 1.27 CAD per 1 USD and closed at 1.25 CAD per 1 USD on December 31, 2017. Our exposure to the Canadian dollar is significant due to our Canadian Seabee Gold Operation and we have continued our risk management hedging program to protect a portion of our Canadian dollar operating costs through 2018.

The ARS weakened by 17% in 2017, closing at 18.65 ARS against 1 USD on December 31, 2017. While a weaker currency is positive for our Argentine operating costs, we expect the high inflation rates in Argentina to somewhat offset the benefits of the devaluation of the currency. The weakening ARS also has a materially positive impact on our outstanding moratorium liability which is denominated in ARS, but such positive impact is partially offset by the negative impact it has on our value added tax receivable balances.

West Texas Intermediate (“WTI”) oil prices increased in 2017 compared to 2016, to an average of $50.90 per barrel from an average of $47.11 per barrel. During the fourth quarter of 2017, WTI oil prices increased and averaged $55.36 per barrel, closed on December 31, 2017, at $60.42 per barrel and continued to increase subsequent to year end. Diesel, a product of oil, is a significant consumable at our operations and the movement in diesel prices can have a significant impact on the cost structure at all of our mines. We hedge a portion of our diesel usage to manage price risk of this consumable through 2019.

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Consolidated financial summary
(presented in thousands of USD, except for per share value)

Selected Financial Data (1)	Three Months Ended December 31		Year Ended December 31
	2017	2016	2017	2016
	$	$	$	$
Revenue	107,881	127,317	448,773	490,986
Income from mine operations	21,190	27,456	113,263	154,006
Gross margin (%)	20	22	25	31
Operating income	19,937	23,506	101,332	112,605
Net income	16,850	12,132	71,466	64,957
Basic attributable income per share	0.14	0.10	0.58	0.63
Adjusted attributable income before tax (1)	3,542	32,707	46,281	116,778
Adjusted attributable net income (1)	2,862	30,750	40,074	100,302
Adjusted basic attributable income per share (1)	0.02	0.26	0.34	0.97
Cash generated by operating activities	45,175	74,130	144,725	170,684
Cash used in investing activities	(9,633)	(24,042)	(15,494)	(43,264)
Cash generated by (used in) financing activities	1,942	336	4,601	(11,064)

Financial Position	December 31, 2017		December 31, 2016
Cash and cash equivalents	459,864		327,127
Marketable securities	114,001		148,944
Current assets	799,597		704,240
Current liabilities	71,466		144,306
Working capital	728,131		559,934
Total assets	1,537,454		1,438,688

(1)
We report non-GAAP financial measures including income from mine operations, operating income, adjusted attributable income before tax, adjusted attributable net income, adjusted basic attributable income per share, to manage and evaluate our operating performance. See "Non-GAAP and Additional GAAP Financial Measures" in Section 10.

(i) Quarterly financial summary

Revenue in the fourth quarter of 2017 decreased by 15% relative to the comparative quarter in 2016, as 39% higher payable ounces sold from the Seabee Gold Operation and 2% higher realized gold price were more than offset by 16% lower payable gold ounces of gold sold from the Marigold mine and 69% lower payable ounces of silver sold from Puna Operations. The increase in sales from the Seabee Gold Operation in the fourth quarter of 2017, compared to the fourth quarter of 2016, was a result of higher production due to higher gold grade of ore mined and increased mill throughput, while at Puna Operations the reduction was due to the decrease in production associated with planned processing of lower grade stockpiles. At the Marigold mine, the gold grade stacked in the current quarter was lower than in the comparative quarter and the mine experienced operational shut downs due to planned maintenance and the fatal incident in October 2017.

Income from mine operations in the fourth quarter of 2017 generated a gross margin of 20%, comparable to the 22% gross margin generated in the fourth quarter of 2016. In the fourth quarter of 2017, the higher cost of sales at Puna Operations, where we are processing lower grade stockpiles, and the higher costs of sales at both the Marigold mine and the Seabee Gold Operation, which resulted mainly from higher depreciation and depletion, were offset by higher realized gold price and the positive impact of non-cash inventory provision reversal of $6.3 million. In the comparative quarter, income from mine operations was negatively impacted by a non-cash adjustment to inventory and restructuring costs reflecting the cessation of mining from the San Miguel pit at Puna Operations totaling $9.4 million. Net income for the fourth quarter of 2017 was $4.7 million higher than the comparative quarter due to income tax recoveries, which offset lower income from mine operations and higher interest expense resulting from interest incurred on our moratorium liability in Argentina.

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Cash generated by operating activities was $45.2 million in the fourth quarter of 2017 compared to $74.1 million in the fourth quarter of 2016. Lower sales at higher unit costs at the Marigold mine and Puna Operations, partially offset by higher sales at similar costs at Seabee Gold Operation, generated lower cash from operating activities. We used $9.6 million in investing activities in the fourth quarter of 2017 compared to $24.0 million in the fourth quarter of 2016. Our use of cash for investing was lower in the fourth quarter of 2017, because our investment in property, plant and equipment of $15.4 million, was lower than $23.6 million in the comparative quarter of 2016, and we received $14.2 million from the sale of common shares of Pretium and $1.2 million from our joint venture partner for its share of the development costs of Chinchillas.

(ii) Year-to-date financial summary

Revenue in 2017 compared to 2016 was lower by 9% despite the 12% increase in gold payable ounces sold, as we owned the Seabee Gold Operation for the whole year in 2017, as it was more than offset by 47% lower payable ounces of silver sold, as a result of planned processing of lower grade stockpiles at Puna Operations. Gold and silver realized prices were comparable in both periods.

Income from mine operations in 2017 generated a gross margin of 25%, lower than the 31% in 2016, as lower sales of silver and higher cost of sales at the Marigold mine and Puna Operations were partially offset by lower cost of sales at the Seabee Gold Operation. In the year ended December 31, 2017, the release of a supplies inventory provision at Puna Operations and the resolution of our export duty claim in Argentina resulted in a $10.5 million reduction to cost of sales. In the year ended December 31, 2016, income from mine operations was negatively impacted by a restructuring provision in relation to the cessation of mining in the San Miguel pit at Puna Operations and other non-cash adjustments to inventory totaling $9.4 million. Net income for the year ended December 31, 2017, was 10% higher than 2016 as it was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its operating life extension following the formation of Puna Operations.

Cash generated from operating activities was $144.7 million in 2017, compared to $170.7 million in 2016. Lower silver volumes sold at higher unit costs at Puna Operations and payment of $16.9 million into the Argentina tax moratorium system, generated lower cash from operations. We used $15.5 million in investing activities in the year ended December 31, 2017, compared to $43.3 million used in the comparative period of 2016. There were a number of non-recurring transactions that impacted our investing cash flows in both years. In 2017, we received proceeds of $68.6 million from disposal of a portion of our common shares of Pretium and paid $13.0 million for our option exercise on the Chinchillas project. In 2016, we received $16.8 million of cash as part of the acquisition of the Seabee Gold Operation and a tax refund from the Canada Revenue Agency of $18.2 million. In 2017 compared to 2016, investment in plant and equipment was also lower by $13.4 million, we invested less in capitalized stripping at the Marigold mine by $9.8 million and incurred $11.4 million on the Chinchillas project. In the year ended December 31, 2016, we repaid $17.6 million of bank loans which related to the acquisition of Claude Resources Inc. ("Claude Resources") and the bank loan in Argentina.

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4.RESULTS OF OPERATIONS

Consolidated results of operations

The following table presents consolidated operating information for our Marigold mine, our Seabee Gold Operation and our 75% interest in Puna Operations, which comprises the Pirquitas and the Chinchillas properties. Additional operating information is provided in the sections relating to the individual mines.

	Three months ended				Total
Operating data (1)	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017	2016

Consolidated production and sales:
Gold produced (oz)	76,995	56,757	76,248	76,238	286,238	251,690
Silver produced ('000 oz)	1,169	1,541	1,947	1,520	6,177	10,422
Silver produced (attributable) ('000 oz) (2)	877	1,156	1,777	1,520	5,330	10,422

Gold sold (oz)	75,389	60,616	75,335	74,939	286,279	254,761
Silver sold ('000 oz)	820	2,076	1,655	1,443	5,994	11,397
Silver sold (attributable) ('000 oz) (2)	615	1,557	1,473	1,443	5,088	11,397

Cash costs ($/oz) - payable gold from Marigold mine (3)	699	684	632	585	647	647
Cash costs ($/oz) - payable gold from Seabee Gold Operation (3,5)	605	634	592	574	602	639
Cash costs ($/oz) - payable silver from Puna Operations (3)	16.36	12.76	12.15	12.68	13.07	9.00

Gold equivalent production (oz) (4)	92,594	77,105	102,933	97,854	370,486	393,325
Gold equivalent production (attributable) (oz) (4)	88,698	72,022	100,603	97,854	358,862	392,606

Realized gold price ($/oz) (3)	1,271	1,270	1,263	1,220	1,255	1,261
Realized silver price ($/oz) (3)	16.96	16.77	17.31	17.35	17.10	17.05

Consolidated costs:
Cash Costs per equivalent gold ounce sold ($/oz) (3,4,6)	737	757	682	646	703	653
AISC per equivalent gold ounce sold ($/oz) (3,4,5)	1,008	1,024	889	978	972	923

Financial data ($000s)
Revenue	107,881	106,005	116,982	117,905	448,773	490,986
Income from mine operations	21,190	22,522	29,462	40,089	113,263	154,006

(1)
The data presented includes results from the Seabee Gold Operation for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation, following our acquisition of Claude Resources.

(2)	Figures for the second quarter of 2017 for attributable production and sales represent Puna Operations at 100% for April and May and 75% for June 2017.

(3)
We report the non-GAAP financial measures of cash costs, realized metal prices and all-in sustaining costs ("AISC") per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

(4)	Gold equivalent ounces have been established using the realized gold and silver prices in the period and applied to the recovered silver metal content produced by the mines.

(5)
The non-GAAP financial measure of cash costs from the Seabee Gold Operation was adjusted in 2016 to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

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Marigold Mine, U.S.

	Three months ended				Total
Operating data	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017	2016
Total material mined (kt)	13,979	20,311	17,985	16,736	69,011	75,093
Waste removed (kt)	8,136	13,149	11,075	11,062	43,422	51,480
Total ore stacked (kt)	5,843	7,162	6,910	5,674	25,589	23,613
Strip ratio	1.4	1.8	1.6	1.9	1.7	2.2
Mining cost ($/t mined)	1.98	1.52	1.67	1.65	1.68	1.50
Gold stacked grade (g/t)	0.37	0.31	0.31	0.42	0.35	0.45
Processing cost ($/t processed)	1.08	0.89	0.82	0.89	0.92	0.78
Gold recovery (%)	74.0	72.0	73.0	74.0	73.0	72.0
General and admin costs ($/t processed)	0.51	0.40	0.42	0.52	0.46	0.46

Gold produced (oz)	52,768	38,699	55,558	55,215	202,240	205,116
Gold sold (oz)	51,420	38,818	57,426	52,528	200,192	204,315

Realized gold price ($/oz) (1)	1,269	1,270	1,265	1,214	1,254	1,255

Cash costs ($/oz) (1)	699	684	632	585	647	647
AISC ($/oz) (1)	1,001	979	833	799	896	960

Financial data ($000s)
Revenue	65,217	49,395	72,451	63,762	250,825	256,817
Income from mine operations	12,777	11,189	21,373	21,327	66,666	80,672
Capital expenditures	8,194	3,855	5,272	3,043	20,364	30,531
Capitalized stripping	5,712	6,056	4,350	6,745	22,863	32,624
Exploration expenditures (2)	1,208	1,130	1,538	1,024	4,900	5,120

(1)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Marigold mine. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

(2)	Includes capitalized and expensed exploration expenditures.

Mine production

In 2017, the Marigold mine produced 202,240 ounces of gold, achieving the upper end of our revised production guidance. This compares to 205,116 ounces of gold produced in 2016.

Material mined during the year totaled 69.0 million tonnes, 8% lower compared to the record tonnage moved in 2016, due to adverse weather conditions in the first quarter of 2017 and a lower mining rate in the fourth quarter as discussed below. The mine achieved a record 25.6 million tonnes of ore stacked on leach pads in 2017.

During the fourth quarter of 2017, a total of 14.0 million tonnes of material were mined, down 31% from the third quarter due to planned maintenance of the rope shovel and operational shut-downs and interruptions resulting from the fatal incident in October. The operation focused on addressing the leaching constraints related to clay ore encountered in the second half of the year. Multiple actions were implemented resulting in improvement of the leach pad operation over the last three months of the year. A combination of ore blending, adding surfactants to reduce ponding and improving ripping practices have allowed solution application rates to return to normal and recovery rates to expected levels. This was reflected in the increased gold production in the fourth quarter.

Approximately 5.8 million tonnes of ore were delivered to the heap leach pads at a gold grade of 0.37 g/t during the fourth quarter. This compares to 7.2 million tonnes of ore delivered to the heap leach pads at a gold grade of 0.31 g/t in the third quarter. Gold grade mined in the fourth quarter was 19% higher than the third quarter due to mining deeper in the current phase of the Mackay pit. The strip ratio declined to 1.4:1 in the quarter, a 22% reduction compared to the previous quarter.

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In the fourth quarter of 2017, the Marigold mine produced 52,768 ounces of gold, 36% higher than the previous quarter.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 10.

Cash costs, which include all costs of inventory, refining costs and royalties, of $699 per payable ounce of gold sold in the fourth quarter of 2017 were 2% higher than the previous quarter primarily due to higher production unit costs. Total mining costs of $1.98 per tonne in the fourth quarter of 2017 were 30% higher than in the previous quarter due to fewer tonnes mined for reasons described above. Processing and general and administrative unit costs were 21% and 28% higher, respectively, in the fourth quarter of 2017 than in the third quarter of 2017 due to lower tonnes mined and processed. Processing and general and administrative costs were comparable on an absolute basis in the current and preceding quarter while mining costs were lower. Cash costs of $647 per payable ounce of gold sold in 2017 were comparable to 2016, as we mined more ore tonnes which offset the lower ore grade.

AISC increased in the fourth quarter of 2017 to $1,001 per payable ounce of gold sold from $979 in the third quarter due to increased capital spending mostly related to mobile equipment and construction of a new leach pad expansion. AISC of $896 per payable ounce of gold sold in 2017 decreased from $960 in 2016, primarily due to lower capital investments and lower capitalized stripping.

Mine sales

A total of 51,420 ounces of gold were sold at an average realized price of $1,269 per ounce during the fourth quarter of 2017, an increase of 32% from the 38,818 ounces of gold sold at an average realized price of $1,270 per ounce during the third quarter of 2017. The increase in sales was a function of increased gold production. In 2017, gold sales decreased marginally and totaled 200,192 ounces, compared to 204,315 ounces in 2016.

Exploration

Exploration at Marigold in 2017 was successful with significant growth in Mineral Reserves and Resources compared to the end of 2016. Mineral Reserves, after depletion, increased by 12% to total 3.2 million gold ounces and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased by 10% to 5.7 million gold ounces as further discussed in Section 5.

Exploration during the fourth quarter of 2017 targeted growth of Mineral Reserves and Resources proximal to, and within, planned open pits. During the quarter we completed 16,000 meters of drilling in 50 reverse circulation ("RC") holes at the Mackay pit and within the Red Dot area. Drilling was also completed in East Basalt, Valmy and the Showdown target. RC drilling for the year totaled 54,814 meters in 188 RC holes with one core hole completed over 1,128 meters.

Initial exploration of the Showdown target area during the fourth quarter, yielded several encouraging intervals of shallow low grade gold mineralization between the East Basalt deposit and the Valmy deposits that is outside the current Mineral Resource estimate. The known zone of mineralization has been extended below and east of the current resource pit at East Basalt based on drill results.

Positive results were received within the Mineral Resource portions of the Red Dot deposit. This drilling is expected to be beneficial in converting areas of Inferred Mineral Resources to Indicated Mineral Resources where the current drill spacing required additional data. This drilling has, to date, confirmed the geologic interpretation.

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Seabee Gold Operation, Canada

	Three months ended				Total	Period from Acquisition to December 31, 2016 (1)
Operating data	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017
Total ore milled (t)	89,237	84,315	84,469	72,394	330,415	186,138
Ore milled per day (t/day)	970	916	928	804	905	870
Gold mill feed grade (g/t)	8.89	7.03	7.97	9.22	8.25	7.44
Mining costs ($/t mined)	66	74	60	68	68	65
Processing costs ($/t processed)	24	22	20	23	23	20
Gold recovery (%)	97.4	97.2	97.3	97.7	97.4	96.7
General and admin costs ($/t processed)	61	53	50	59	54	43

Gold produced (oz)	24,227	18,058	20,690	21,023	83,998	46,574
Gold sold (oz)	23,969	21,798	17,909	22,411	86,087	50,446

Realized gold price ($/oz) (2)	1,276	1,269	1,257	1,233	1,259	1,271

Cash costs ($/oz) (2,3)	605	634	592	574	602	639
AISC ($/oz) (2,3)	776	775	831	990	843	823

Financial data ($000s)
Revenue	30,571	27,652	22,502	27,609	108,334	64,826
Income from mine operations	2,923	3,643	4,083	4,995	15,644	8,206
Capital expenditures	920	799	711	4,760	7,190	1,926
Capitalized development	2,301	1,314	2,165	2,514	8,294	5,377
Exploration expenditures (4)	1,187	1,253	1,566	1,953	5,959	2,152

(1)
The data presented in this column is for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.

(2)
We report the non-GAAP financial measures of realized gold prices, cash costs and AISC per payable ounce of gold sold to manage and evaluate operating performance at the Seabee Gold Operation. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of comprehensive income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

(3)
The non-GAAP financial measure of cash costs per payable ounce of gold sold from the Seabee Gold Operation in 2016 was adjusted to eliminate the adjustment of inventory to fair value as at the date of our acquisition of Claude Resources.

(4)	Includes capitalized and expensed exploration expenditures.

Mine production

The Seabee Gold Operation produced 83,998 ounces of gold in 2017, marking record annual production in its 27-year history, resulting from an improved milling rate and higher gold grades.

In 2017, the operation milled 330,415 tonnes of ore, another operating record, due largely to our ongoing Operational Excellence initiatives. During the year, average gold mill feed grade was 8.25 g/t, 11% higher compared to the average gold grade milled in in the period from acquisition to December 31, 2016. The Santoy mine supplied 82% of ore milled, predominantly from long hole stopes, with the remaining ore sourced from the Seabee mine.

In the fourth quarter of 2017, the operation produced 24,227 ounces of gold, a 34% increase compared to the previous quarter and a quarterly record mainly due to record throughput and higher gold grades.

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A record 89,237 tonnes of ore were milled during the fourth quarter at an average gold grade of 8.89 g/t and recovery of 97.4%. This compares to a total of 84,315 tonnes of ore milled at an average gold grade of 7.03 g/t and recovery of 97.2% in the third quarter of 2017. During the fourth quarter, the mill maintained a higher throughput of 970 tonnes per day, a record quarterly performance. The Santoy mine supplied approximately 72% of total ore milled in the fourth quarter of 2017, with the remainder sourced from the Seabee mine.

Mine operating costs

Cash costs and AISC per payable ounce of gold sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 10.

Cash costs per payable ounce of gold sold, which include all costs of inventory, refining costs and royalties, were $605 in the fourth quarter of 2017, lower than the $634 in the third quarter of 2017 due to higher production. Costs per tonne mined were $66 in the fourth quarter of 2017, 11% lower than in the previous quarter due to higher tonnes mined and more operating costs capitalized to underground development. Processing and general and administrative unit costs were higher by 9% and 15%, respectively, in the fourth quarter of 2017 compared to the third quarter of 2017, mainly due to the stronger CAD. Cash costs per payable ounce of gold sold in 2017 were $602, lower than the $639 per payable ounce sold in 2016, mainly due to higher gold mill feed grade.

AISC per payable ounce of gold sold were $776 in the fourth quarter of 2017, comparable to $775 in the third quarter, as lower cash costs was offset by higher underground capital development. In 2017, AISC per payable ounce of gold sold increased to $843 from $823 for the period from acquisition to December 31, 2016, due to higher underground capital development, capital expenditures and sustaining exploration, which was partially offset by higher ounces of gold sold.

Mine sales

A total of 23,969 ounces of gold were sold at an average realized price of $1,276 per ounce of gold during the fourth quarter of 2017. This compares to 21,798 ounces of gold sold in the third quarter of 2017 at an average realized price of $1,269 per ounce of gold. The increase in sales was a function of increased gold production. Gold sales totaled 86,087 ounces in 2017 compared to 50,446 ounces in 2016, with the increase mainly due to the shorter comparative period of seven months in 2016. Realized prices were marginally lower in 2017 than in 2016.

Exploration

For 2017, the Seabee Gold Operation undertook a program of underground and surface drilling with the objective of increasing and converting Mineral Resources to Mineral Reserves at Santoy and demonstrating the exploration potential of several drill-ready targets for discovery of mineralization to utilize nearby infrastructure. The success of these in-mine programs is reflected in the growth of Mineral Reserves after depletion reported at the end of 2017 compared to the end of 2016. Mineral Reserves increased by 21% to total 437,000 ounces and Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) increased by 19% to 681,000 ounces of gold with gains realized at Santoy Gap and Santoy 8. Inferred Mineral Resources of 674,000 ounces increased by 34,000 ounces despite conversion as further discussed in Section 5.

During the fourth quarter of 2017, we completed 15,050 meters of underground diamond drilling for a total of 61,180 meters for the year to explore further the extensions to the Santoy 8A and Santoy Gap deposits. From surface, we completed 14,840 meters of drilling for the year exploring Carr, Herb Lake and another 10,506 meters exploring the upper reaches of Santoy Gap and Santoy 8A.

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Puna Operations, Argentina (75% interest)
(amounts presented on 100% basis unless otherwise stated)

	Three months ended				Total
Operating data	December 31, 2017	September 30, 2017	June 30, 2017	March 31, 2017	2017	2016
Ore milled (kt)	442	461	446	449	1,798	1,774
Silver mill feed grade (g/t)	125	153	185	145	152	235
Processing cost ($/t milled)	13.53	11.92	12.94	13.66	13.00	14.41
Silver recovery (%)	66.0	67.8	73.5	72.6	70.3	77.8
General and admin costs ($/t milled)	5.74	4.81	5.00	5.22	5.19	5.99

Silver produced ('000 oz)	1,169	1,541	1,947	1,520	6,177	10,422
Silver produced (attributable) ('000 oz) (1)	877	1,156	1,777	1,520	5,330	10,422
Silver sold ('000 oz)	820	2,076	1,655	1,443	5,994	11,397
Silver sold (attributable) ('000 oz) (1)	615	1,557	1,473	1,443	5,088	11,397

Realized silver price ($/oz) (2)	16.96	16.77	17.31	17.35	17.10	17.05

Cash costs ($/oz) (2,3)	16.36	12.76	12.15	12.68	13.07	9.00
AISC ($/oz) (2,3)	18.30	13.56	12.78	14.82	14.30	10.21

Financial Data ($000s)
Revenue	12,093	28,958	22,029	26,534	89,614	169,343
Income from mine operations	5,490	7,690	4,006	13,767	30,953	65,128
Capital expenditures (4)	917	1,006	420	2,261	4,604	10,260
Exploration expenditures (4)	—	—	—	—	—	65

(1)
Attributable production and sales figures for the third and fourth quarter of 2017 are on 75% attributable basis. Attributable production and sales for the second quarter of 2017 represent 100% for April and May 2017 and 75% for June 2017.

(2)
We report the non-GAAP financial measures of cash costs per payable ounce of silver sold, realized silver prices and AISC per payable ounce of silver sold to manage and evaluate operating performance at Puna Operations. For a better understanding and a reconciliation of these measures to cost of sales, as shown in our consolidated statements of income, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

(3)
Cash costs and AISC per payable ounce of silver sold include stockpile inventory costs previously incurred of $5.30 for the three months ended December 31, 2017 (September 31, 2017 - $5.20, June 30, 2017 - $3.30, March 31, 2017 - $2.00) and $3.90 for the year ended December 31, 2017.

(4)	Does not include exploration or development of the Chinchillas project.

Mine production

In 2017, the operation produced a total of 6.2 million ounces of silver, exceeding our increased annual production guidance. This was largely due to stockpile grades and metallurgical performance exceeding plan.

During the year, ore was milled at an average rate of 4,927 tonnes per day. Stockpile ore milled contained an average silver grade of 152 g/t, higher than planned. While the average silver recovery of 70.3% was lower than the previous year due to planned lower silver mill feed grade, it was above our planned recovery for the year.

In the fourth quarter of 2017, silver production of 1.2 million ounces declined relative to the third quarter, as expected, due to processing lower grade stockpile ore.

During the fourth quarter, ore was milled at an average rate of 4,800 tonnes per day. Ore milled contained an average silver grade of 125 g/t, 18% lower than the 153 g/t reported in the third quarter of 2017 as we continue to process lower grade stockpiles. The average silver recovery in the fourth quarter was 66.0%.

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Mine operating costs

Cash costs and AISC per payable ounce of silver sold are non-GAAP financial measures. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 10.

Cash costs, which include cost of inventory, treatment and refining costs, provincial royalties and by-product credits, were $16.36 per payable ounce of silver sold in the fourth quarter of 2017, 28% higher than the $12.76 per payable ounce of silver sold in the third quarter of 2017 principally due to lower production resulting from lower silver grades of the stockpiled ore processed. In the fourth quarter of 2017, cash costs included approximately $5.30 per payable ounce of stockpile inventory costs that were previously incurred.

Cash costs per payable ounce of silver sold in 2017 increased, as anticipated, to $13.07 from $9.00 in 2016, as 2017 was impacted by the cessation of mining activities at the Pirquitas property in January, resulting in processing lower grade stockpiles for the remainder of the year.

AISC per payable ounce of silver sold in the fourth quarter of 2017 were at $18.30 compared to $13.56 in the third quarter due to higher cash costs and lower volumes sold. AISC of $14.30 per payable ounce of silver sold in 2017 were higher than $10.21 per payable ounce of silver sold in 2016 due to higher cash costs and higher capital investments per ounce sold.

Mine sales

Silver sales totaled 0.8 million ounces and attributable sales were 0.6 million in the fourth quarter of 2017, a 61% decrease from the third quarter of 2017, due to lower production in the fourth quarter of 2017 and timing of concentrate shipments which led to an increase in concentrate inventories. Silver sales for the year totaled 6.0 million ounces and attributable share of silver sales in 2017 was 5.1 million ounces. This compares to 11.4 million ounces of silver sold in 2016.

Exploration

There was no exploration activity at the Pirquitas property during 2017 as we focused on advancing the Chinchillas project.

Chinchillas Project, Argentina

Since the initiation of development activities in June 2017, project execution is well underway with purchase commitments made for critical long lead equipment including a geodesic stockpile cover, tailings and reclaim water pumps, piping, pre-fabricated electrical rooms and all mining and supporting mobile equipment.

The Chinchillas mine EIA approval was received in December 2017 including final negotiations on land leases and community commitments.

Construction contracts were issued for tender with negotiations underway and award expected through the first quarter of 2018. These contracts include concrete and earthworks and general electromechanical installation at Pirquitas, and infrastructure buildings at Chinchillas, including administration buildings, truck shop, diesel and explosives storage and distribution systems. The mine pre-stripping has been advanced with further detailed planning on pioneering activities. Pre-stripping and construction contractors are anticipated to mobilize in the first quarter of 2018 with delivery of ore to the Pirquitas mill in the second half of 2018.

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5.REVIEW OF PROJECTS AND MINERAL RESERVES AND MINERAL RESOURCES

SIB project, Canada

We recently announced plans to continue with the exploration program committing to a $3.2 million drill program of approximately 10,000 meters planned for 2018. The SIB exploration project is located near the high-grade, past-producing Eskay Creek mine in northwest British Columbia. We hold a three-year option to acquire up to a 60% undivided interest in the project and have met the first year spending requirement of $2.9 million.

Mineral Reserves and Mineral Resources

At December 31, 2017, our total Proven and Probable gold Mineral Reserves estimate was 3.92 million ounces and total Proven and Probable silver Mineral Reserves estimate was 52.9 million ounces. Mineral Reserves estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,250 per ounce of gold and $18.00 per ounce of silver. These prices are unchanged from those used to determine the Mineral Reserves estimate at December 31, 2016, reflecting market conditions and consensus long-term metal prices. All Mineral Resources and Mineral Reserves estimates are reported on a 100% basis, except for Puna Operations, Mineral Resources and Mineral Reserves estimates of silver ounces for Puna Operations are reported on a 75% attributable basis. Further details on Mineral Reserves and Mineral Resources by mine including tonnes, grades, ounces and notes, are presented in our news release dated February 22, 2018.
At December 31, 2017, our total Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) estimate was 7.5 million ounces of gold and 632.7 million ounces of silver and our Inferred Mineral Resources estimate was 1.9 million ounces of gold and 61.4 million ounces of silver. Mineral Resources estimates for the Marigold mine, the Seabee Gold Operation and Puna Operations have been determined based on prices of $1,400 per ounce of gold and $20.00 per ounce of silver. Gold price assumption remains unchanged from that used to determine Mineral Resources estimates as at December 31, 2016, while we have used an 11% lower price for silver in the current estimate.
At Marigold, positive exploration results and discoveries led to increases of Mineral Reserves and Mineral Resources. Probable Mineral Reserves increased by 12% to 3.19 million ounces of gold, after accounting for mining depletion and changes to mining cost assumptions, while gold grade increased to 0.46 g/t. The increase in Probable Mineral Reserves is attributable to our successful infill and exploration drilling programs, which converted Mineral Resources at East Basalt, and Mackay Phase 4, collectively contributing 360,000 ounces of gold. A modeling improvement supported by several years of positive tonnage reconciliation resulted in an increase of 280,000 ounces of gold to Probable Mineral Reserves. Indicated Mineral Resources increased by 10% to 5.47 million ounces of gold (370.2 million tonnes at an average grade of 0.46 g/t) after accounting for mining depletion and changes to mining cost assumptions. The increase in Indicated Mineral Resources (inclusive of Mineral Reserves) is attributed to the above items and drilling additions and conversion of approximately 280,000 gold ounces at Valmy, East Basalt, Battle Cry and Mackay Phase 4 areas. Inferred Mineral Resources declined 10% to 630,000 ounces of gold (49.7 million tonnes at an average gold grade of 0.41 g/t) due to conversion.
At the Seabee Gold Operation, Proven and Probable Mineral Reserves total 437,000 ounces of gold, a 21% increase, after depletion, compared to year-end 2016 as a result of conversion and development drilling. Average Mineral Reserve grade has increased to 9.88 g/t gold due to the addition of higher grade Mineral Reserves from Santoy 8 and Santoy Gap. Proven and Probable Mineral Reserve increases are due to conversion of 78,000 gold ounces at Santoy 8A and 97,000 gold ounces at Santoy Gap. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 681,000 gold ounces at year-end 2017, reflecting an increase of 155,000 gold ounces at Santoy 8 and 158,000 gold ounces at Santoy Gap. As at December 31, 2017, Inferred Mineral Resources total 674,000 gold ounces (2.26 million tonnes at an average gold grade of 9.29 g/t), reflecting a 5% increase as exploration activities during 2017 more than offset conversion.
At Puna Operations, Probable Mineral Reserves increased to 45.7 million ounces of silver (12.76 million tonnes at an average silver grade of 149 g/t) due to the addition of the Chinchillas project which added 43.4 million ounces of silver. Measured and Indicated Mineral Resources (inclusive of Mineral Reserves) total 92.5 million ounces of silver within the open pit, underground and stockpile inventory at both Chinchillas and Pirquitas. Inferred Mineral Resources total 30.8 million ounces of silver (22.0 million tonnes at an average silver grade of 58 g/t) at December 31, 2017.

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6.REVIEW OF ANNUAL FINANCIAL RESULTS

The following table sets out selected annual information, expressed in thousands of USD, except per share amounts:

Income Statement Review

	Years ended December 31
	2017	2016 (1)	2015
	$'000	$'000	$'000
Revenue	448,773	490,986	375,322
Cost of sales	(335,510)	(336,980)	(356,482)
Income from mine operations	113,263	154,006	18,840
Impairment reversal (charge)	24,357	—	(48,421)
Operating income (loss)	101,332	112,605	(71,063)
Net income (loss)	71,466	64,957	(124,302)
Basic attributable income (loss) per share	0.58	0.63	(1.54)
Diluted attributable income (loss) per share	0.57	0.62	(1.54)
Cash dividends per share	—	—	—

(1) Data presented in this table with respect to the Seabee Gold Operation is for the period May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation, following our acquisition of Claude Resources.

Net income for the year ended December 31, 2017 was $71.5 million ($0.58 per share) compared to a net income of $65.0 million ($0.63 per share) for the year ended December 31, 2016. Higher sales from the Seabee Gold Operation due to higher tonnes processed and a full year of ownership offset lower sales from the Puna Operations as the Pirquitas mine came to the end of its mine life and we processed lower grade stockpiles. In the year ended December 31, 2017, we recognized non-cash adjustments to cost of sales due to the resolution of our export duty claim in Argentina of $4.3 million and $6.3 million due to reversal of supplies inventory previously written down at Puna Operations. We also recorded an impairment reversal of the Pirquitas plant of $24.4 million resulting from the Pirquitas life extension following the formation of the joint venture for the Chinchillas project. In the year ended December 31, 2016, we incurred $5.7 million of severance provision and non-cash adjustments to inventory and VAT of $3.7 million related to the Pirquitas mine and we recognized business acquisition costs of $4.8 million as a result of our acquisition of the Seabee Gold Operation.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please, see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 10.

In 2017, we recognized revenues of $448.8 million compared to $491.0 million in 2016 as the anticipated decrease in sales from our Puna Operations was partially offset by higher sales from our Seabee Gold Operation.

▪
At the Marigold mine, we sold 200,094 payable ounces of gold at an average realized price of $1,254 per ounce, generating total revenue of $250.8 million in 2017 compared to sales of 203,979 payable ounces of gold at an average realized price of $1,255 per ounce, generating total revenue of $256.8 million in 2016.

▪
At the Seabee Gold Operation, we recognized revenues of $108.3 million in 2017, from the sale of 86,050 payable ounces of gold, at an average realized price of $1,259 per ounce, compared to revenues of $64.8 million from the sale of 50,420 payable ounces of gold at an average realized price of $1,271 per ounce, in the period from acquisition to December 31, 2016.

▪
At Puna Operations we recognized revenues of $89.6 million in 2017 from the sale of 5.8 million payable ounces of silver at an average realized price of $17.10 per ounce compared to $169.3 million recognized in 2016 from the sale of 10.9 million payable ounces of silver at an average realized price of $17.05 per ounce. The mark-to-market impact on sales was comparable in both years. At December 31, 2017, sales contracts containing 0.9 million ounces of silver were subject to final price settlement over the next four months.

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Cost of sales

Cost of sales for the year ended December 31, 2017, was $335.5 million, compared to $337.0 million in 2016. Consolidated cost of sales was marginally lower in the current period due to the significant reduction in sales from Puna Operations as a result of lower production, which was partially offset by our elevated sales at the Seabee Gold Operation. In 2017, we also benefited from non-cash adjustments at the Puna Operations totaling $10.6 million, while 2016 was impacted by negative adjustments at Puna Operations of $11.9 million as discussed below.

▪
At the Marigold mine, cost of sales for 2017 was $184.2 million, generating income from mine operations of $66.7 million compared to cost of sales in 2016, of $176.1 million, generating income from mine operations of $80.7 million. The gross margin of 27% in 2017 was lower than the 31% gross margin generated in 2016 due to higher unit costs resulting from lower tonnes and grades mined.

▪
At the Seabee Gold Operation, cost of sales in 2017, was $92.7 million, generating income from operations of $15.6 million, equal to a gross margin of 14%. In the period from acquisition to December 31, 2016, cost of sales was $56.6 million, generating income from mine operations of $8.2 million and a gross margin of 12%. The margin in 2016 was impacted by a significant one-time increase of bullion and other inventories to fair value upon our acquisition of the Seabee Gold Operation. In addition, margins in both periods were impacted by high depreciation charges as a result of the value of the mineral property recorded at acquisition.

▪
At Puna Operations, cost of sales for 2017 was $58.7 million, compared to $104.2 million in 2016, with a resulting income from mine operations of $31.0 million, compared $65.1 million in 2016. The current period was positively impacted by $6.3 million of non-cash reversal of inventory provision and a positive non-cash impact of $4.3 million of export duties following the resolution of our export duty claim in Argentina. Excluding the effect of these non-cash impacts, the gross margin was 23%. In 2016, income from mine operations was negatively impacted by a non-cash restructuring provision of $5.7 million as a result of anticipated mining closure and non-cash write down of inventory of $3.7 million. Excluding these adjustments, the gross margin was 44% in 2016. The decrease in 2017 was mainly due to higher unit costs of lower grade stockpiles processed as the realized prices and mark-to-market adjustments to revenue for both periods were comparable.

Other operating costs

General and administrative expenses for the year ended December 31, 2017, of $20.3 million were lower than the $22.1 million recorded in 2016. A generally stronger CAD negatively impacted general and administrative expenses, but this was offset by lower share-based payment expense. Share-based payment expense was $4.2 million in 2017 lower than the $7.9 million in 2016, due to weaker relative and absolute share price performance.

Expensed exploration and evaluation expenses were $16.0 million in 2017 compared to $14.6 million in 2016. Expenditures in the current period related to greenfield exploration work performed at the Fisher and SIB projects and certain exploration targets at the Marigold mine. In 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

In 2016, we incurred business acquisition costs of $4.8 million relating to the acquisition of the Seabee Gold Operation. No costs of this nature were incurred in 2017.

Non-operating items

In 2016, we generated a gain on sale of exploration and evaluation assets of $6.5 million from the sale of the Parral properties in Mexico and the Diablillos project in Argentina. There were no sales of exploration and evaluation assets that impacted the income statement in 2017.

We recorded $34.9 million of interest expense and other financing costs in 2017, higher than the $26.0 million in 2016. In each period, the interest expense is mainly attributable to our 2.875% convertible senior notes issued in 2013 (the “Notes”), and in 2017 we also incurred interest expense of $7.6 million following the moratorium settlement in Argentina.

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We recorded foreign exchange gains for year ended December 31, 2017 of $5.1 million compared with a loss of $8.1 million in 2016. Our main foreign exchange exposures are related to net monetary assets and liabilities denominated in ARS and CAD. The gain in the current period resulted mainly from a weakening ARS, in which our moratorium liability is denominated, partially offset by the decreasing VAT receivable as we continue with its collection. The CAD strengthened against the USD during 2017. In 2016, the loss resulted mainly from the devaluation of the ARS.

Taxation

For the year ended December 31, 2017, we recorded an income tax expense of $3.1 million compared to $16.0 million in the year ended December 31, 2016. The income tax expense is a result of the profitable operations at the Marigold mine and Seabee Gold Operation and concentrates, gold sales activities in Canada, offset by general and administrative expenses in Canada. We also recognized an income tax recovery in the year of $6.5 million due to the legislative changes in the United States, primarily due to a significant reduction in income tax rates applicable from Jan. 1, 2018, impacting Marigold Mine.

The tax expense of $16.0 million for the year ended December 31, 2016, was primarily the result of profitable operations at the Marigold mine and the Seabee Gold Operation, concentrate and gold sales activities in Canada, and payment of interest withholding tax in Argentina. In 2016, we incurred $4.9 million of withholding tax on repatriation of funds from Argentina due to the strong operating performance of the Pirquitas mine. Offsets to income tax expense items include general and administrative expenses in Canada, exploration and development expenses and the reversal of the deferred tax liabilities resulting from the initial acquisition of the Seabee Gold Operation.

Other comprehensive income

During 2017, we recognized a gain of $25.9 million on marketable securities compared to a gain of $51.2 million in 2016, due to fair value movements in marketable securities designated as at fair value through other comprehensive income.

Financial Position and Liquidity

	As at December 31
	2017	2016	2015

Cash and cash equivalents	459,864	327,127	211,862
Working capital (1)	728,131	559,934	340,883
Total assets	1,537,454	1,438,688	871,677
Non-current financial liabilities	233,180	220,054	208,085

Cash generated by operating activities	144,725	170,684	74,109
Cash (used in) investing activities	(15,494)	(43,264)	(44,342)
Cash generated by (used in) financing activities	4,601	(11,064)	244

(1) We report the non-GAAP and additional GAAP financial measures of working capital to manage and evaluate operating performance at our mines. For a better understanding of this measure, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

Liquidity

At December 31, 2017, we had $459.9 million of cash and cash equivalents, an increase of $132.7 million from December 31, 2016. Our cash generated by operating activities was $144.7 million, while $28.9 million was invested in plant and equipment and $31.2 million was invested in capitalized stripping and underground development at our Marigold mine and Seabee Gold Operation, which will benefit future periods. We also paid $13.0 million to our joint venture partner for the Chinchillas project option exercise. We received $68.6 million from disposal of a portion of our common shares of Pretium.

At December 31, 2017, our working capital position increased to $728.1 million, which was an increase of $168.2 million from $559.9 million at December 31, 2016, mainly due to the restructuring of the export duty liability, positive cash flows from our operations, the increase in our leach pad inventory, and the appreciation in value of our marketable securities. We manage our liquidity position with the objective of ensuring sufficient funds are available to meet planned

SSR Mining Inc.	MD&A Year-End 2017 | 20

operating requirements and providing support to fund strategic growth initiatives. Our cash balance at December 31, 2017, along with projected operating cash flows, are expected to be sufficient to fund planned activities over the next twelve months from the date of this MD&A. We continue to focus on capital allocation and our cost management strategy, while also implementing various optimization activities at our operations to improve the cash generating capacity of each mine.

Of our cash and cash equivalents balance, $430.2 million was held in Canada or the United States. At December 31, 2017, $26.7 million cash was held in Argentina. All cash is invested in short-term investments or high interest savings accounts under our investment policy with maturities of 90 days or less providing us with sufficient liquidity to meet our foreseeable corporate needs.

Capital Resources
Our objectives when managing capital are to:

▪	safeguard our ability to continue as a going concern in order to operate and optimize our current projects and pursue strategic growth initiatives;

▪	maintain a flexible capital structure which lowers our cost of capital.
In assessing our capital structure, we include in our assessment the components of shareholders’ equity and our Notes. In order to facilitate the management of capital requirements, we prepare annual budgets and continuously monitor and review actual and forecasted cash flows. The annual budgets are monitored and approved by our Board of Directors.
To maintain or adjust the capital structure, we may, from time to time, issue new shares or debt, repay debt, buy back shares or dispose of non-core assets. We expect our current capital resources will be sufficient to carry out our exploration plans and support operations through the current operating period.

During the second quarter of 2017, we extended the maturity of our $75 million senior secured revolving credit facility to June 8, 2020, and concurrently reduced applicable margins, increased covenant flexibility and added a $25.0 million accordion. As of December 31, 2017, we were in compliance with externally-imposed financial covenants in relation to our credit facility. Our Notes do not contain any financial covenants.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at February 22, 2018, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	119,878,585
Stock options	3,274,387	3.30 - 28.78	0.1 - 6.9
Other share-based compensation awards	349,800		9.9
Fully diluted	123,502,772

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7.QUARTERLY FINANCIAL REVIEW

The following table sets out selected financial results for each of the eight most recently completed quarters, expressed in thousands of USD, except per share and per ounce amounts:

	2017				2016
	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar

	$000s	$000s	$000s	$000s	$000s	$000s	$000s	$000s
Revenue	107,881	106,005	116,982	117,905	127,317	143,381	118,775	101,513

Gold equivalent payable ounces sold	85,883	86,930	97,039	94,576	113,308	110,618	90,579	87,320

Realized gold price ($/oz) (1)	1,271	1,270	1,263	1,220	1,243	1,331	1,263	1,189
Realized silver price ($/oz) (1)	16.96	16.77	17.31	17.35	17.14	19.64	16.52	14.94

Income from mine operations	21,190	22,522	29,462	40,089	27,456	59,190	44,062	23,298
Income before tax	13,936	2,175	40,008	18,467	18,606	40,999	15,521	5,858
Net income	16,850	1,821	37,747	15,047	12,132	38,042	12,482	2,300

Basic attributable income per share	0.14	0.01	0.31	0.13	0.10	0.32	0.13	0.03
Diluted attributable income per share	0.14	0.01	0.31	0.12	0.10	0.31	0.13	0.03

Cash and cash equivalents	459,864	424,025	353,530	340,585	327,127	277,544	232,619	217,634
Total assets	1,537,454	1,499,220	1,514,567	1,484,224	1,438,688	1,454,618	1,432,263	880,501
Working capital (1)	728,131	684,077	677,811	688,237	559,934	556,263	530,196	354,999
Non-current financial liabilities	233,180	229,810	226,500	223,258	220,054	216,977	213,955	210,994

(1) We report the non-GAAP and additional GAAP financial measures of working capital and realized metal prices per payable ounce of precious metals sold to manage and evaluate operating performance at our mines. For a better understanding and a reconciliation of these measures, please refer to “Non-GAAP and Additional GAAP Financial Measures” in Section 10.

The volatility in revenue over the past eight quarters has resulted from variable precious metal prices, which are not under our control, and sales volumes. There are no significant seasonal fluctuations in the results for the presented periods. Realized gold prices have generally ranged between $1,200 and $1,300 per payable ounce since the second half of 2016, with the only notable positive divergence from that being in the third quarter of 2016; silver followed a similar trend albeit with greater volatility. Sales of gold increased with the acquisition of the Seabee Gold Operation on May 31, 2016, with silver sales declining in 2017 following the closure of the Pirquitas pit in Argentina and before the Chinchillas deposit delivers ore.

Income from mine operations broadly follows the trend in revenue although gross margins have reduced slightly in 2017 following the Pirquitas pit closure. Certain periods have been impacted by non-cash adjustments; notably, in the fourth quarter of 2017, there was a $6.3 million reversal of inventory provision as a result of the extended operational plant life at our Puna Operations due to the Chinchillas project, and the first quarter of 2017 was positively impacted by the resolution of the export duty claim in Argentina, which resulted in a non-cash reduction to cost of sales of $4.3 million. Income from mine operations in the fourth quarter of 2016 was affected by non-cash adjustments to inventory and VAT at the Pirquitas mine of $3.7 million, and also impacted by the recognition of a $5.7 million severance provision related to the Pirquitas mine closure.

Net income before and after income tax has fluctuated significantly over the past eight quarters, heavily influenced by operating performance, metal prices, an impairment reversal and other adjustments. Net income for the second quarter of 2017 was positively impacted by an impairment reversal of the Pirquitas plant of $24.4 million resulting from its life extension following the formation of the joint venture for the Chinchillas project.

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Three months ended December 31, 2017, compared to the three months ended December 31, 2016

	Three months ended December 31
	2017	2016
	$'000	$'000
Revenue	107,881	127,317
Cost of sales	(86,691)	(99,861)
Income from mining operations	21,190	27,456

General and administrative expenses	(2,082)	(1,407)
Exploration, evaluation and reclamation (expenses) recovery	829	(2,315)
Business acquisition costs	—	(228)
Operating income	19,937	23,506

Interest earned and other finance income	2,165	519
Interest expense and other finance expenses	(9,220)	(6,397)
Other (expense) income	(185)	2,573
Foreign exchange gain (loss)	1,239	(1,595)
Income before tax	13,936	18,606

Income tax recovery (expense)	2,914	(6,474)

Net income	16,850	12,132

Net income for the three months ended December 31, 2017 was $16.9 million ($0.14 per share), compared to $12.1 million ($0.10 per share) in the same period of 2016. The following is a summary and discussion of the significant components of income and expenses recorded during the current quarter compared to the same period in the prior year.

Revenue

Realized silver and gold price is a non-GAAP financial measure. Please see the discussion under "Non-GAAP and Additional GAAP Financial Measures" in Section 10.

In the three months ended December 31, 2017, we recognized total revenues of $107.9 million, compared to $127.3 million recognized in the comparative period of 2016. This reduction was primarily due to lower sales from Puna Operations now that it is processing lower grade stockpiles.

▪
At the Marigold mine, we recognized revenues of $65.2 million in the fourth quarter of 2017 from the sale of 51,399 payable ounces of gold, realizing an average price of $1,269 per ounce. In the fourth quarter of 2016, revenues were $77.0 million from the sale of 61,279 payable ounces of gold at an average realized price of $1,247 per ounce. Lower sales in the fourth quarter of 2017 compared to the same period in 2016 were a function of lower production as the mine experienced operational shut-downs and also due to lower grades mined.

▪
At the Seabee Gold Operation, we recognized revenues of $30.6 million in the fourth quarter of 2017 from the sale of 23,963 payable ounces of gold, at an average realized gold price of $1,276 per ounce. In the fourth quarter of 2016, revenues were $21.2 million from the sale of 17,220 payable ounces of gold at an average realized price of $1,230 per ounce. Sales in the fourth quarter of 2017 were 44% higher than in the comparative quarter due to higher gold grade of ore mined and increased mill throughput.

▪
At Puna Operations, we recognized revenues of $12.1 million in the fourth quarter of 2017, lower than the $29.1 million in the same period in 2016. Sales volumes were lower as mining at the Pirquitas pit ceased in January 2017 and we processed lower grade stockpiled ore. We sold 0.8 million payable ounces of silver in the fourth quarter of 2017, significantly lower than the 2.5 million payable ounces sold in the comparative period. In addition to lower sales, realized silver prices were also lower in the fourth quarter of 2017, which

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averaged $16.96 per ounce, excluding the impact of period-end price adjustments, compared to $17.14 per ounce in the same period in 2016. Lower sales were partially offset by a positive mark-to-market impact of $0.2 million in the fourth quarter of 2017, compared to a negative impact of $9.2 million in the fourth quarter of 2016. At December 31, 2017, sales contracts containing 0.9 million ounces of silver were subject to final price settlement over the next four months.

Cost of sales

Cost of sales for the fourth quarter of 2017 was $86.7 million, compared to $99.9 million in the fourth quarter of 2016, the decrease mainly due to lower volumes of silver sold and non-cash adjustments recognized at Puna Operations, partially offset by higher sales of gold from the Seabee Gold Operation.

▪
At the Marigold mine, cost of sales in the fourth quarter of 2017 was $52.4 million, generating income from mine operations of $12.8 million for a gross margin of 20%. This compares to cost of sales of $48.4 million in the fourth quarter of 2016, generating income from mine operations of $28.6 million and a gross margin of 37%. The lower margin is due to higher unit costs of inventory, higher depreciation and depletion per gold ounce sold.

▪
At the Seabee Gold Operation, cost of sales in the fourth quarter was $27.6 million, generating income from operations of $2.9 million, equal to a gross margin of 10%, only slightly lower than in the fourth quarter of 2016. In the comparative period of 2016, cost of sales was $18.3 million, generating income from operations of $2.9 million, equal to a gross margin of 14%. High depletion of mineral property acquired continues to negatively impact the gross margin.

▪
At Puna Operations, cost of sales in the fourth quarter of 2017 was $6.6 million, generating income from mine operations of $5.5 million, equal to a gross margin of 45%. This compared to cost of sales of $33.2 million in the fourth quarter of 2016, resulting in a loss from mine operations of $4.1 million. The current period was positively impacted by $6.3 million of non-cash reversal of inventory provision, whereas the fourth quarter of 2016 was negatively impacted by a restructuring provision of $5.7 million in relation to the cessation of mining in the San Miguel pit at Puna Operations and by a $3.7 million of non-cash adjustment to inventory. Excluding these non-cash adjustments, the gross margin was a negative 2% in the fourth quarter of 2017 compared to a positive 5% in the comparative period.

Other operating costs

General and administrative expenses in the three months ended December 31, 2017, of $2.1 million were higher than the $1.4 million recorded in the three months ended December 31, 2016. Share-based compensation was lower in the current quarter than in the comparative quarter due to lower relative and absolute share price performance which was offset by higher salaries, benefits and other head office costs due to stronger CAD than in the comparative period of 2016.

Exploration and evaluation expenditures with a recovery of $0.8 million for the three months ended December 31, 2017, were lower than the cost of $2.3 million for the three months ended December 31, 2016. Expenditures in the current period related to greenfield exploration work performed at the Fisher and the SIB projects and exploration at the Marigold mine and we also recorded $3.4 million credit due to the re-measurement of the reclamation liability at the Pirquitas mine. In the fourth quarter of 2016, exploration and evaluation work related mainly to funding the drilling and evaluation work at the Chinchillas project.

Non-operating items

During the fourth quarter of 2016, we generated a gain on sale of exploration and evaluation assets of $6.5 million from the sale of the Parral properties in Mexico and the Diablillos project in Argentina. There were no sales of exploration and evaluation assets in the current quarter.

During the fourth quarter of 2017, we recorded interest expense and other financing costs of $9.2 million compared to the $6.4 million recorded in the fourth quarter of 2016. In each period, the interest expense is mainly attributable to our Notes and in the fourth quarter of 2017 we also incurred interest expense of $2.3 million as part of the tax moratorium settlement with the Argentine government.

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We recorded a foreign exchange gain for the three months ended December 31, 2017, of $1.2 million compared to a loss of $1.6 million in the three months ended December 31, 2016. Our main foreign exchange exposures are related to the ARS and CAD. During the three months ended December 31, 2017, this gain resulted mainly from a weaker ARS in which our moratorium liability is denominated, partially offset by the decreasing VAT receivable as we continue with its collection. The CAD strengthened against the USD slightly in the fourth quarter of 2017. In the fourth quarter of 2016, the loss resulted from the devaluation of the ARS, thereby impacting our VAT receivable, without the offsetting benefit of the tax moratorium liability, and the CAD weakening against the USD.

Taxation

For the three months ended December 31, 2017, we recorded an income tax recovery of $2.9 million compared to an income tax expense of $6.5 million in the three months ended December 31, 2016. We recognized an income tax recovery in the year of $6.5 million due to the legislative changes in the United States, primarily due to a significant reduction in income tax rates applicable from Jan. 1, 2018 impacting Marigold Mine. Further, in the quarter the Province of Saskatchewan reversed an income tax rate reduction that had been previously enacted in the second quarter of 2017, resulting in an income tax expense of $2.1 million. The residual income tax expense is a result of the profitable operations at the Marigold mine and Seabee Gold Operation and concentrates, gold sales activities in Canada, offset by general and administrative expenses in Canada.

The tax expense in the three months ended December 31, 2016, was a result of profitable operations at the Marigold mine, concentrate and gold sales activities in Canada and withholding tax on repatriation of funds from Argentina due to the strong operating performance of the Pirquitas mine during 2016. Offsets to the income tax expense items include general and administrative expenses in Canada, loss from concentrate and gold sales activities in Canada and the reversal of the deferred tax liabilities resulting from the initial acquisition of the Seabee Gold Operation.

Other comprehensive income

During the fourth quarter of 2017, we recognized an unrealized gain of $15.5 million on marketable securities in other comprehensive income, compared to a loss of $31.1 million in the fourth quarter of 2016, primarily driven by valuation movements in our investment in Pretium.

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Cash flow statement

	Three months ended December 31
	2017	2016
Cash flows from operating activities
Cash generated by operating activities before interest and income taxes paid	47,417	82,131
Interest (paid) income	(2,340)	—
Tax moratorium (paid)	(1,947)	—
Income taxes recovered (paid)	2,045	(8,001)
Cash generated from operating activities	45,175	74,130

Cash flows from investing activities
Purchase of plant and equipment	(7,409)	(11,035)
Capitalized stripping costs	(5,711)	(10,171)
Underground mine development costs	(2,300)	(2,433)
Capitalized exploration costs	(1,239)	(1,405)
Chinchillas project costs	(8,049)	—
Acquisition of Seabee Gold Operation	—	(155)
Proceeds from sale of marketable securities	14,244	547
Interest received	1,393	94
Other	(562)	516
Cash used in investing activities	(9,633)	(24,042)
Cash flows from financing activities
Proceeds from exercise of stock options	788	336
Funding from non-controlling interest	1,154	—
Cash generated by financing activities	1,942	336
Effect of foreign exchange rate changes on cash and cash equivalents	(1,645)	(841)
Increase in cash and cash equivalents	35,839	49,583
Cash and cash equivalents, beginning of period	424,025	277,544
Cash and cash equivalents, end of period	459,864	327,127

Due to lower sales volumes and tax moratorium payments, our fourth quarter 2017 cash generated from operating activities was $45.2 million compared to $74.1 million in the same period of 2016. From our cash from operating activities in the fourth quarter of 2017, we funded $7.4 million investments in plant and equipment, $5.7 million of capitalized stripping and $2.3 million of underground development. We also invested $8.0 million in the development of the Chinchillas project. We received $14.2 million from the sale of a portion of our common shares of Pretium. Our cash balance increased by $35.8 million in the quarter to $459.9 million at the end of 2017.

8.FINANCIAL INSTRUMENTS AND RELATED RISKS

We are exposed to a variety of financial risks as a result of our operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. Our overall risk management strategy seeks to reduce potential adverse effects on our financial performance. Risk management is carried out under policies approved by our Board of Directors.

We may, from time to time, use foreign exchange contracts, commodity price contracts, equity hedges and interest rate swaps to manage our exposure to fluctuations in foreign currency, metal and energy prices, marketable security values and interest rates. We do not have a practice of trading derivatives. Our use of derivatives is limited to specific programs to manage fluctuations in foreign exchange, diesel prices and marketable securities risks, which are subject to the oversight of our Board of Directors.

The risks associated with our financial instruments, and the policies on how we mitigate those risks are set out below. This is not intended to be a comprehensive discussion of all risks.

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a)Market Risk
This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which we are exposed are price risk, currency risk and interest rate risk.
(i)   Price Risk
This is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market prices. Income from mine operations in the next year depends on the metal prices for gold and silver and also prices of input commodities such as diesel. These prices are affected by numerous factors that are outside of our control, such as:
▪global or regional consumption patterns;
▪the supply of, and demand for, these commodities;
▪speculative activities;
▪the availability and costs of substitutes;
▪inflation; and
▪political and economic conditions, including interest rates and currency values.
The principal financial instruments that we hold which are impacted by commodity prices are our silver concentrate trade receivables. The majority of our sales agreements are subject to pricing terms that settle within one to three months after delivery of concentrate, and this adjustment period represents our trade receivable exposure to variations in commodity prices.
We have not hedged the price of any precious metal as part of our overall corporate strategy.
We hedge a portion of our diesel consumption with the objective of securing future costs. We executed swap and option contracts under a risk management policy approved by our Board of Directors. In addition, due to the ice road supply at the Seabee Gold Operation, we purchase annual consumable supplies in advance at prices which are generally fixed at time of purchase, not during period of use.
A 10% increase or decrease in the silver prices as at December 31, 2017, with all other variables held constant, would have resulted in a $1.0 (December 31, 2016 - $2.9) increase or decrease to our trade receivables and after-tax net income.

As we do not have trade receivables for gold sales, movements in gold prices will not impact the value of any financial instruments.
The costs relating to our production activities vary depending on market prices on mining consumables including diesel fuel and electricity.
During 2017, under our risk management policy we have used swaps and options to manage a portion of our cost of diesel. Our instruments are based on the ultra low sulphur Gulf Coast diesel index for diesel consumed at the Marigold mine. As at December 31, 2017, the spot price of diesel was $1.98/gallon and we have hedged the following future anticipated usage at the Marigold mine:

	2018	2019
Gallons hedged (in thousands)	3,276	252
Estimated usage	32.1%	2.5%
Floor price ($/gallon)	1.32	1.26
Cap price ($/gallon)	1.90	1.90
For the year ended December 31, 2017, we had a mark-to-market gain of $0.1 million (2016 - $0.7 million) on outstanding diesel fuel hedges recognized in other comprehensive income. As at December 31, 2017, the value of our outstanding diesel fuel hedges was $0.4 million (December 31, 2016 - $0.2 million). As and when it is determined to be favourable, we may execute additional diesel fuel hedges under our risk management policy.
We hold certain investments in marketable securities which are measured at fair value, being the closing price of each equity investment at the balance sheet date. We are exposed to changes in share prices which would result in

SSR Mining Inc.	MD&A Year-End 2017 | 27

gains and losses being recognized in OCI. A 10% change in prices would have a $9.9 million impact on total comprehensive income at December 31, 2017 (December 31, 2016 - $13.0 million). We did not hedge any securities in 2017 or 2016.
(ii) Currency Risk
Currency risk is the risk that the fair values or future cash flows of our financial instruments and other assets and liabilities will fluctuate because of changes in foreign currency rates. Our financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency of the entity that holds them; exchange gains and losses in these situations impact earnings.

The following are the most significant areas of exposure to currency risk, shown in thousands of U.S. dollars:

	December 31, 2017
	Canadian dollar	Argentine peso
Cash	5,342	17,223
Value added tax receivable	206	12,242
Other financial assets	200	884
Trade and other payables (excluding VAT and income taxes)	(17,017)	(5,021)
Provisions	—	(47,287)
Total	(11,269)	(21,959)

	December 31, 2016
	Canadian dollar	Argentine peso
Cash	15,325	11,858
Value added tax receivable	398	17,826
Other financial assets	—	1,184
Trade and other payables (excluding income taxes)	(17,084)	(16,474)
Provisions	—	(7,329)
Total	(1,361)	7,065

We monitor and manage this risk with the objective of ensuring our company-wide exposure to negative fluctuations in currencies against the U.S. dollar is managed.

Over the course of 2017, ARS continued to devalue by approximately 17% compared to 22% in 2016. Following our entry into the moratorium in Argentina, our U.S. dollar export duty provision was converted into an Argentine peso liability (note 13). Correspondingly, we now have a net Argentine peso liability position which has resulted in foreign exchange gains as a result of the devaluation of the Argentine peso.

The Canadian dollar was relatively stable through most of 2017, ending the year having appreciated by 7% (2016 - 3%) and closing at 0.8000 U.S. dollar per $1 Canadian dollar . This has benefited the value of our marketable securities and our Canadian dollar cash, while having a marginally negative impact on our Canadian operating costs and liabilities in U.S. dollar terms.

The acquisition of the Seabee Gold Operation in 2016 materially increased our exposure to Canadian dollar operating and capital costs. Under our risk management policy, we have entered into options to manage this exposure. As at December 31, 2017, we had the following hedge positions outstanding:

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	2018	2019
Notional amount (in thousands of Canadian dollars)	23,000	8,000
Estimated usage	31.0%	11.3%
Floor level ($1 Canadian dollars per U.S )	0.78	0.80
Cap level ($1 Canadian dollars per U.S.)	0.74	0.76
For the year ended December 31, 2017, we had a mark-to-market gain of $0.4 million (2016 - $nil) on outstanding hedges recognized in other comprehensive income. As at December 31, 2017, the value of our outstanding foreign exchange hedges was $0.8 million (December 31, 2016 - $nil).
A 10% increase or decrease in the U.S. dollar exchange rate, as at December 31, 2017 and December 31, 2016, on financial assets and liabilities denominated in the following currencies, with all other variables held constant, would have resulted in the following impact to our total comprehensive income for the years ended December 31, 2017 and December 31, 2016, respectively:

	2017	2016
	$000s	$000s
Canadian dollar	701	101
Argentine peso	1,460	476
(iii)  Interest Rate Risk
Interest rate risk is the risk that the fair values or future cash flows of our financial instruments will fluctuate because of changes in market interest rates. Interest rate risk arises from the interest rate impact on our cash and cash equivalents and our moratorium liability because these are the only financial instruments we hold that are impacted by interest based on variable market interest rates. The Notes have a fixed interest rate and are not exposed to fluctuations in interest rates. A change in interest rates would impact the fair value of the Notes, but because we record the Notes at amortized cost, there would be no impact on our financial results. We monitor our exposure to interest rates closely and have not entered into any derivative contracts to manage our risk.

The resolution of the moratorium in Argentina in 2017 increased our exposure to this risk as the outstanding liability incurs interest based on variable rates with a floor of 1.5% per month. At the current time, we consider this rate of 1.5% to be unlikely to change in the near future.

As at December 31, 2017, the weighted average interest rate earned on our cash and cash equivalents was 0.97% (December 31, 2016 - 0.60%). With other variables unchanged, a 1% change in the annualized interest rate would impact after-tax net income by $2.4 million (2016 - $1.5 million).

b)	Credit Risk
Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. Our credit risk is limited to the following instruments:

(i) Credit risk related to financial institutions and cash deposits

Under our investment policy, investments are made only in highly-rated financial institutions and corporate and government securities. We diversify our holdings and consider the risk of loss associated with investments to be low.

(ii) Credit risk related to trade receivables

We are exposed to credit risk through our trade receivables on concentrate sales, which are principally with internationally-recognized counterparties. Payments of receivables are scheduled, routine and received within a contractually agreed time frame. We manage this risk by requiring provisional payments of at least 75% of the value of the concentrate shipped and through utilizing multiple counterparties.

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(iii) Credit risk related to other financial assets

Our credit risk with respect to other financial assets includes deferred consideration following the sales of various mineral properties. We have security related to these payments in the event of default.

We also have credit risk through our significant VAT receivables and Puna credits balance that is collectible from the government of Argentina. The balance is expected to be recoverable in full, however due to legislative rules and the complex collection process, a significant portion of the asset is classified as non-current until government approval of the recovery claim is approved.

Our maximum exposure to credit risk as at December 31, 2017 and December 31, 2016 was as follows:

	December 31, 2017	December 31, 2016
	$000s	$000s
Cash and cash equivalents	459,864	327,127
Value added tax receivable	13,755	19,993
Trade and other receivables	14,848	36,236
Other financial assets	22,399	14,116
	510,866	397,472
At December 31, 2017, no amounts were held as collateral except those discussed above related to other financial assets.

c)	Liquidity Risk
Liquidity risk is the risk that we will not be able to meet our obligations under our financial instruments as they fall due. We manage our liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support our current operations, expansion and development plans, and by managing our capital structure as described in Note 23(d) of our consolidated financial statements for the year ended December 31, 2017. Our objective is to ensure that there are sufficient committed financial resources to meet our business requirements for a minimum of twelve months.
To supplement corporate liquidity we have a credit facility of which we utilized $7.7 million (December 31, 2016 - $7.6 million) to secure certain letters of credit.
In addition, we use surety bonds to support certain environmental bonding obligations. As at December 31, 2017, we had surety bonds totaling $61.2 million outstanding (December 31, 2016 - $51.2 million).
A detailed discussion of our liquidity position is included in Section 6 and the maturity profile of financial liabilities presenting contractual undiscounted cash flows as at December 31, 2017, is included in Note 23 (c) in our consolidated financial statements for the year ended December 31, 2017.
In our opinion, working capital at December 31, 2017 together with future cash flows from operations are sufficient to support our commitments through 2018.

9.RISKS AND UNCERTAINTIES

The mining industry involves many risks which are inherent to the nature of the business, global economic trends and economic, environmental and social conditions in the geographical areas of operation. As a result, we are subject to a number of risks and uncertainties, each of which could have an adverse effect on our operating results, business prospects or financial position. We continuously assess and evaluate these risks and minimize them by implementing high operating standards and processes to identify, assess, report and monitor risks across our organization.

For a comprehensive list of other risks and uncertainties affecting our business, please refer to the section entitled "Risk Factors" in our most recent Annual Information Form, which is available at www.sedar.com, and our most recent Annual Report on Form 40-F, which is available on the EDGAR section of the SEC website at www.sec.gov.

There has been no significant change in our risks and uncertainties, except for the following:

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Differing results from technical studies and reports

Our technical studies and reports, including the technical reports entitled “NI 43-101 Technical Report Pre-feasibility Study of the Chinchillas Silver-Lead-Zinc Project Jujuy Province, Argentina” dated May 15, 2017 and “NI 43-101 Technical Report for the Seabee Gold Operation, Saskatchewan, Canada” dated October 20, 2017, contain estimates of future production, development plans, operating and capital costs, financial returns and other economic and technical estimates relating to our projects. These estimates are based on a variety of factors and assumptions and there is no assurance that such production, plans, costs or other estimates will be achieved. Actual costs and financial returns may vary significantly from the estimates depending on a variety of factors many of which are not within our control. Failure to achieve estimates or material increases in costs could have a material adverse impact on our future cash flows, profitability, results of operations and financial condition. In addition, the PEA is preliminary in nature and includes Inferred Mineral Resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as Mineral Reserves, and there is no certainty that the PEA will be realized. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Marigold incident investigation and operation continuity

As previously disclosed, the Marigold mine was shut down due to an incident on October 31, 2017, which resulted in the fatality of two of our employees. The Mine Safety and Health Administration has conducted its investigation and we are conducting a comprehensive internal investigation. At this time, the final outcome of any such internal or regulatory investigations or reviews, including any potential recommended or required remedial actions, suspensions, enforcement actions or orders and their potential impact on operations or potential penalties, is not known. To the extent that any of the foregoing has an impact on our operations at the Marigold mine or results in significant penalties, it may have a material and adverse effect on our operations, guidance and financial results, both at the Marigold mine and SSR Mining on a consolidated basis.

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10.	NON-GAAP AND ADDITIONAL GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers. The data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These non-GAAP measures should be read in conjunction with our consolidated financial statements.

Additional GAAP measures are line items, headings or subtotals that are relevant to an understanding of the financial statements but are not mandated by IFRS.
Non-GAAP financial measures - Cash costs and AISC per payable ounce of precious metals sold
We use the non-GAAP financial measures of cash costs and AISC per payable ounce of precious metals sold to manage and evaluate operating performance. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate our performance and ability to generate cash flows. Cash costs per ounce metrics, net of by-product credits, are also used in our internal decision making processes. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

In line with the guidance published by the World Gold Council, AISC reflect the full cost of operating our consolidated business as they include the cost of replacing ounces through exploration, cost of sustaining capital and general and administrative expenses. Expansionary capital is not included in this measure.

The following table provides a reconciliation of our condensed consolidated interim and annual statements of income to cash costs and AISC per payable ounce of precious metals sold for the three and twelve month periods indicated below:

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	Q4	Q3	Q2	Q1	Total	Total
	2017	2017	2017	2017	2017	2016
	$000s	$000s	$000s	$000s	$000s	$000s
Marigold mine
Cost of sales (A)	52,440	38,206	51,078	42,435	184,159	176,145
Add: Treatment and refining costs	205	38	68	36	347	186
Less: By-product revenue	(18)	(7)	(15)	(10)	(50)	(41)
Less: Depreciation, depletion and amortization	(16,687)	(11,699)	(14,861)	(11,736)	(54,983)	(44,324)
Cash costs	35,940	26,538	36,270	30,725	129,473	131,966

Sustaining capital expenditure	8,194	3,855	5,272	3,043	20,364	24,474
Exploration and evaluation costs (sustaining)	1,209	1,146	1,538	1,024	4,917	5,120
Reclamation cost	383	396	396	429	1,604	1,730
Capitalized stripping costs	5,712	6,056	4,350	6,745	22,863	32,624
AISC	51,438	37,991	47,826	41,966	179,221	195,914

Seabee Gold Operation (1)
Cost of sales (B)	27,648	24,009	18,419	22,614	92,690	56,620
Add: Treatment and refining costs	31	34	29	37	131	56
Less: By-product revenue	—	(19)	(7)	(13)	(39)	(28)
Less: Inventory provision	(632)				(632)
Less: Adjustment for fair value at acquisition	—	—	—	—	—	(7,991)
Less: Depreciation, depletion and amortization	(12,551)	(10,210)	(7,839)	(9,775)	(40,375)	(16,442)
Cash costs	14,496	13,814	10,602	12,863	51,775	32,215

Sustaining capital expenditure	920	799	711	4,760	7,190	1,917
Capital development	2,302	1,314	2,165	2,514	8,295	5,339
Exploration and evaluation costs (sustaining)	848	915	1,355	1,953	5,071	1,921
Reclamation cost	35	45	42	78	200	112
AISC	18,601	16,887	14,875	22,168	72,531	41,504

Pirquitas mine
Cost of sales (C)	6,603	21,268	18,023	12,767	58,661	104,215
Add: Treatment and refining costs	1,442	5,014	3,287	3,349	13,092	20,045
Less: By-product revenue	—	—	—	(56)	(56)	(503)
Less: Inventory (provision) reversal	6,342	—	—	—	6,342	(3,701)
Less: Restructuring recovery (costs)	(679)	1,105	(138)	(397)	(109)	(5,692)
Less: Depreciation, depletion and amortization	(809)	(1,928)	(1,895)	(2,426)	(7,058)	(14,803)
Add (less): Export duties on silver concentrate	—	—	—	4,303	4,303	(1,497)
Cash costs	12,899	25,459	19,277	17,540	75,175	98,064
Sustaining capital expenditure	917	1,006	420	2,261	4,604	10,260
Exploration and evaluation costs (sustaining)	—	—	—	—	—	—
Reclamation cost	609	595	580	705	2,489	2,945
Capitalized stripping costs	—	—	—	—	—	—
AISC	14,425	27,060	20,277	20,506	82,268	111,269

Cost of sales, per consolidated statement of income (A+B+C)	86,691	83,483	87,520	77,816	335,510	336,980

AISC (total for all mines)	84,464	81,938	82,978	84,640	334,020	348,687
General and administrative costs	2,082	7,043	3,292	7,890	20,307	22,091
Consolidated AISC	86,546	88,981	86,270	92,530	354,327	370,778

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	Q4	Q3	Q2	Q1	Total	Total
	2017	2017	2017	2017	2017	2016
	$000s	$000s	$000s	$000s	$000s	$000s
Marigold mine
Payable ounces of gold sold (oz)	51,399	38,797	57,398	52,500	200,094	203,979
Cash costs per gold ounce sold ($/oz)	699	684	632	585	647	647
AISC per gold ounce sold ($/oz)	1,001	979	833	799	896	960

Seabee Gold Operation (1)
Payable ounces of gold sold (oz)	23,963	21,787	17,900	22,400	86,050	50,420
Cash costs per gold ounce sold ($/oz)	605	634	592	574	602	639
AISC per gold ounce sold ($/oz)	776	775	831	990	843	823

Pirquitas mine
Payable ounces of silver sold (oz)	788,431	1,995,217	1,586,270	1,383,541	5,753,459	10,894,443
Cash costs per silver ounce sold ($/oz)	16.36	12.76	12.15	12.68	13.07	9.00
AISC per silver ounce sold ($/oz)	18.30	13.56	12.78	14.82	14.30	10.21

Realized gold price ($/oz)	1,271	1,270	1,263	1,220	1,255	1,261
Realized silver price ($/oz)	16.96	16.77	17.31	17.35	17.10	17.05

Precious metals equivalency
Equivalent payable gold ounces sold (2)	85,883	86,930	97,039	94,576	364,538	401,703
Cash costs per equivalent gold ounce sold ($/oz)	737	757	682	646	703	653
Consolidated AISC per equivalent gold ounce sold ($/oz)	1,008	1,024	889	978	972	923

(1) The data presented for the Seabee Gold Operation is for the period from May 31, 2016, to December 31, 2016, the period for which we were entitled to all economic benefits of the Seabee Gold Operation following our acquisition of Claude Resources.
(2) Gold equivalent ounces have been established using realized gold and silver prices in the period and applied to the recovered metal content of the gold and silver sold by our operations. We have not included zinc as it is considered a by-product.
Non-GAAP financial measures - realized metal prices
Average realized price per ounce of silver sold in each reporting period excludes the period end price adjustments and final settlements on concentrate shipments. The price adjustments do not apply to gold bullion sales.
Non-GAAP financial measures - adjusted attributable net income
We have included the non-GAAP financial performance measures of adjusted attributable income before tax, adjusted attributable income tax (expense), adjusted attributable net income and adjusted basic attributable income per share. Adjusted net income excludes gains/losses and other costs incurred for acquisitions and disposals of mineral properties and exploration and evaluation assets, impairment charges and reversals, unrealized and realized gains/losses on financial instruments, significant non-cash foreign exchange impacts as well as other significant non-cash, non-recurring items. We exclude these items from net income to provide a measure which allows investors to evaluate the operating results of our underlying core operations and our ability to generate liquidity through operating cash flow to fund working capital requirements, future capital expenditures and service outstanding debt. We believe that, in addition to conventional measures prepared in accordance with GAAP, certain investors may use this information to evaluate our performance. Accordingly, the data presented is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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The following table provides a reconciliation of adjusted net income to the consolidated financial statements:

	Year ended December 31,
	2017	2016
	$000's	$000's

Income before tax per consolidated statements of income	74,587	80,985
Non-controlling interest	(2,150)	—
Income before tax attributable to our shareholders	72,437	80,985

Adjusted for:
Gain on sale of exploration and evaluation assets	—	(6,522)
Write-down assets held for sale	—	2,466
Business acquisition and integration costs	—	4,757
Restructuring costs	109	5,692
Non-cash finance income and expense	15,666	15,593
Write-down (reversal) of VAT and inventory to NRV	(5,710)	4,569
Impairment reversal	(24,357)	—
Effect of resolution of export duty settlement	(4,303)	—
Non-recurring disposals of fixed assets	—	3,593
Non-cash foreign exchange loss (gain)	(9,327)	3,988
Other items	1,766	1,657
Adjusted attributable income before tax	46,281	116,778

Income tax (expense), per consolidated statement of income	(3,121)	(16,028)

Withholding tax in Argentina	—	4,940
Deferred tax on sale of mineral properties	811	(3,412)
Change in prior period adjustments	712	(2,050)
Change in tax rate	(5,689)	—
Other items	1,080	74
Adjusted attributable income tax expense	(6,207)	(16,476)

Adjusted attributable net income	40,074	100,302

Weighted average shares outstanding (000's), per consolidated statement of income	119,593	103,267

Adjusted basic attributable income per share ($)	0.34	0.97

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	Three months ended
	December 31, 2017	December 31, 2016
	$000's	$000's

Income before tax	13,936	18,606
Non-controlling interest	(968)	—
Income before tax attributable to our shareholders	12,968	18,606

Adjusted for:
Gain on sale of exploration and evaluation assets	—	(6,522)
Write-down of assets held for sale	—	2,466
Restructuring costs	695	5,692
Non-cash finance income and expense	4,303	3,996
Reversal (write-down) of VAT and inventory to NRV	(5,710)	4,569
Effect of revaluation of reclamation provision	(3,437)	—
Non-recurring disposals of fixed assets	—	3,593
Non-cash foreign exchange (gain) loss	(2,967)	1,258
Other items	(2,310)	(951)
Adjusted attributable income before tax	3,542	32,707

Income tax recovery (expense)	2,914	(6,474)

Withholding tax in Argentina	—	4,940
Deferred tax on sale of mineral properties	(1,096)	(752)
Change in prior period estimates	352	329
Change in tax rate	(3,647)	—
Other items	797	—
Adjusted attributable income tax expense	(680)	(1,957)

Adjusted attributable net income	2,862	30,750

Weighted average shares outstanding (000's)	119,832	119,398

Adjusted basic attributable income per share ($)	0.02	0.26
Additional GAAP financial measures - income from mine operations
Income from mine operations represents the amount of revenues less mining and processing expenses, export duties, royalties, and depreciation and depletion expense. It also includes non-cash adjustments to inventories, VAT and restructuring provisions, where applicable.

Additional GAAP financial measures - gross margin from mine operations

Gross margin from mine operations is the difference between revenue and cost of sales, divided by revenue, expressed as a percentage.

Additional GAAP financial measures - operating income

Operating income represents the income from mine operations less operating costs, such as general and administrative expenses, exploration and evaluation costs and impairment charges. This measure excludes foreign exchange, interest and other non-operating costs.

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11.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

Our consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). Note 2 of our consolidated financial statements for the year ended December 31, 2017, provides details of the significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on our financial statements or may have an impact in future periods. The impact of future accounting changes is disclosed in note 2(v) to our consolidated financial statements.

Critical accounting estimates and judgments

The preparation of financial statements in conformity with IFRS requires the use of judgments and/or estimates that affect the amounts reported and disclosed in the consolidated financial statements and related notes. Critical accounting estimates represent estimates that are uncertain and for which changes in those estimates could materially impact our consolidated financial statements. Areas of judgment and key sources of estimation uncertainty that have the most significant effect are disclosed in Note 2(u) of our consolidated financial statements for the year ended December 31, 2017.

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12.	INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls and Procedures
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures. Based upon the results of that evaluation, the President and Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this MD&A, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in the reports that we file is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Internal Control Over Financial Reporting
Our management, with the participation of the President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Chief Financial Officer, our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Our internal control over financial reporting includes policies and procedures that:

•	pertain to maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that our receipts and expenditures are made only in accordance with authorizations of management and our Board of Directors; and

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2017, other than the formation of the Puna Operations joint venture, which has not materially affected, or is reasonably not likely to materially affect, our internal control over financial reporting.
Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017.

The effectiveness of our internal control over financial reporting, as of December 31, 2017, has been audited by PricewaterhouseCoopers LLP, who also audited our consolidated financial statements as of and for the years ended December 31, 2017, and 2016, as stated in its report which appears on our consolidated financial statements.
Limitations of Controls and Procedures
Our management, including the President and Chief Executive Officer and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within our organization have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all

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potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

13.	CAUTIONARY NOTES REGARDING FORWARD-LOOKING STATEMENTS AND MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

Cautionary Note Regarding Forward-Looking Statements
This MD&A contains forward-looking information within the meaning of Canadian securities laws and forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements.
Generally, forward-looking statements can be identified by the use of words or phrases such as “expects,” “anticipates,” “plans,” “projects,” “estimates,” “assumes,” “intends,” “strategy,” “goals,” “objectives,” “potential,” “believes,” or variations thereof, or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved, or the negative of any of these terms or similar expressions. The forward-looking statements in this MD&A relate to, among other things: future production of gold, silver and other metals; timing of production; future costs of inventory, cash costs and AISC per payable ounce of gold, silver and other metals sold; expected exploration and development expenditures; the prices of gold, silver and other metals; our ability to discover new areas of mineralization, to convert Inferred Mineral Resources to Indicated Mineral Resources, to expand Mineral Reserves and to convert Mineral Resources into Mineral Reserves; expansion of the Seabee Gold Operation based on the results of the PEA; the PEA representing production growth, improved margins and processing plant performance and low capital investment; timing, amount and duration of future production of gold under the PEA; the timing of closure of he original Seabee mine; the timing of awarding construction contracts for the Chinchillas project’s supporting infrastructure; expected timing of construction of and ore delivery from the Chinchillas project; expected timing of first ore delivery to the Pirquitas mill and anticipated production resulting therefrom; the anticipated effect of equipment purchases at Marigold mine on future production; the expected benefits of the new leach pad at the Marigold mine; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; our exposure to fluctuations in ARS and interest rates on the liability under the tax moratorium; the expected rising inflation and devaluation of the Argentine peso; future successful exploration and development of our projects; the sufficiency of our current working capital, anticipated operating cash flow or our ability to raise necessary funds; estimated production rates for gold, silver and other metals produced by us; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from our mining projects, including future sales of metals, concentrate or other products produced by us; and our plans and expectations for our properties and operations.
These forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied, including, without limitation, the following: uncertainty of production, development plans and cost estimates for the Marigold mine, the Seabee Gold Operation, Puna Operations and our projects; our ability to replace Mineral Reserves; our ability to obtain necessary permits for the Chinchillas project; commodity price fluctuations; political or economic instability and unexpected regulatory changes; currency and interest rate fluctuations; the possibility of future losses; general economic conditions; fully realizing the value of our shareholdings in Pretium and our other marketable securities, due to changes in price, liquidity or disposal cost of such marketable securities; counterparty and market risks related to the sale of our concentrate and metals; uncertainty in the accuracy of Mineral Reserves and Mineral Resources estimates and in our ability to extract mineralization profitably; differences in U.S. and Canadian practices for reporting Mineral Reserves and Mineral Resources; lack of suitable infrastructure or damage to existing infrastructure; future development risks, including start-up delays and cost overruns; our ability to obtain adequate financing for further exploration and development programs and opportunities; uncertainty in acquiring additional commercially mineable mineral rights; delays in obtaining or failure to obtain governmental permits, or non-compliance with our permits; our ability to attract and retain qualified personnel and management; potential labour unrest, including labour actions by our unionized employees at Puna Operations; the impact of governmental regulations, including health, safety and environmental regulations, including increased costs and restrictions on operations due to compliance with such regulations; reclamation and closure requirements for our mineral properties; failure to effectively manage our tailings facilities; social and economic changes following closure of a mine, may lead to adverse impacts and unrest; unpredictable risks and hazards related to the development and operation of a mine or mineral property that are

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beyond our control; indigenous peoples’ title claims and rights to consultation and accommodation may affect our existing operations as well as development projects and future acquisitions; assessments by taxation authorities in multiple jurisdictions; recoverability of VAT and significant delays in the collection process in Argentina; claims and legal proceedings, including adverse rulings in litigation against us and/or our directors or officers; compliance with anti-corruption laws and internal controls, and increased regulatory compliance costs; complying with emerging climate change regulations and the impact of climate change, including extreme weather conditions; fully realizing our interest in deferred consideration received in connection with recent divestitures; uncertainties related to title to our mineral properties and the ability to obtain surface rights; the sufficiency of our insurance coverage; civil disobedience in the countries where our mineral properties are located; operational safety and security risks; actions required to be taken by us under human rights law; competition in the mining industry for mineral properties; our ability to complete and successfully integrate an announced acquisition; an event of default under our Notes may significantly reduce our liquidity and adversely affect our business; failure to meet covenants under our senior secured revolving credit facility; conflicts of interest that could arise from certain of our directors’ and officers’ involvement with other natural resource companies; information systems security threats; and those other various risks and uncertainties identified under the heading “Risk Factors” in our most recent Annual Information Form filed with the Canadian securities regulatory authorities and included in our most recent Annual Report on Form 40-F filed with the SEC.
This list is not exhaustive of the factors that may affect any of our forward-looking statements. Our forward-looking statements are based on what our management considers to be reasonable assumptions, beliefs, expectations and opinions based on the information currently available to it. Assumptions have been made regarding, among other things, our ability to carry on our exploration and development activities, our ability to meet our obligations under our property agreements, the timing and results of drilling programs, the discovery of Mineral Resources and Mineral Reserves on our mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of our projects, the price of the minerals we produce, the costs of operating and exploration expenditures, our ability to operate in a safe, efficient and effective manner, our ability to obtain financing as and when required and on reasonable terms, our ability to continue operating the Marigold mine, the Seabee Gold Operation and Puna Operations, dilution and mining recovery assumptions, assumptions regarding stockpiles, the success of mining, processing, exploration and development activities, the accuracy of geological, mining and metallurgical estimates, no significant unanticipated operational or technical difficulties, maintaining good relations with the communities surrounding the Marigold mine, the Seabee Gold Operation and Puna Operations, no significant events or changes relating to regulatory, environmental, health and safety matters, certain tax matters and no significant and continuing adverse changes in general economic conditions or conditions in the financial markets (including commodity prices, foreign exchange rates and inflation rates). You are cautioned that the foregoing list is not exhaustive of all factors and assumptions which may have been used. We cannot assure you that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Our forward-looking statements reflect current expectations regarding future events and operating performance and speak only as of the date hereof and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change other than as required by applicable law. For the reasons set forth above, you should not place undue reliance on forward-looking statements.
Qualified Persons
Except as otherwise set out herein, the scientific and technical information contained in this MD&A relating to the Marigold mine has been reviewed and approved by Thomas Rice and James N. Carver, each of whom is a SME Registered Member and a Qualified Person under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). Mr. Rice is our Technical Services Manager and Mr. Carver is our Chief Geologist at the Marigold mine. The scientific and technical information contained in this MD&A relating to the Seabee Gold Operation has been reviewed and approved by Cameron Chapman, P.Eng., and Jeffrey Kulas, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Chapman is our General Manager and Mr. Kulas is our Manager Geology, Mining Operations at the Seabee Gold Operation. The scientific and technical information contained in this MD&A relating to Puna Operations has been reviewed and approved by Bruce Butcher, P.Eng. and F. Carl Edmunds, P. Geo., each of whom is a Qualified Person under NI 43-101. Mr. Butcher is our Director, Mine Planning and Mr. Edmunds is our Chief Geologist.
Cautionary Note Regarding Mineral Reserves and Mineral Resources Estimates

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This MD&A includes Mineral Reserves and Mineral Resources classification terms that comply with reporting standards in Canada and the Mineral Reserves and the Mineral Resources estimates are made in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ significantly from the requirements of the SEC set out in SEC Industry Guide 7. Consequently, Mineral Reserves and Mineral Resources information included in this MD&A is not comparable to similar information that would generally be disclosed by domestic U.S. reporting companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically produced or extracted at the time the reserve determination is made.
In addition, the SEC’s disclosure standards normally do not permit the inclusion of information concerning “Measured Mineral Resources,” “Indicated Mineral Resources” or “Inferred Mineral Resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should understand that “Inferred Mineral Resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Moreover, the requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by us in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

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